    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 15, 1997

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                     TROPICAL SPORTSWEAR INT'L CORPORATION
             (Exact name of registrant as specified in its charter)

              FLORIDA                               2325                              59-3424305
  (State or other jurisdiction of       (Primary Standard Industrial               (I.R.S. Employer
  incorporation or organization)         Classification Code Number)              Identification No.)

                            4902 WEST WATERS AVENUE
                           TAMPA, FLORIDA 33634-1302
                                 (813) 249-4900
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                 MICHAEL KAGAN
   EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER, TREASURER AND SECRETARY
                     TROPICAL SPORTSWEAR INT'L CORPORATION
                            4902 WEST WATERS AVENUE
                           TAMPA, FLORIDA 33634-1302
                                 (813) 249-4900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

              MARTIN A. TRABER, ESQ.                               STEPHEN A. OPLER, ESQ.
               TODD B. PFISTER, ESQ.                               MARK F. MCELREATH, ESQ.
                  FOLEY & LARDNER                                     ALSTON & BIRD LLP
        100 NORTH TAMPA STREET, SUITE 2700                           ONE ATLANTIC CENTER
               TAMPA, FLORIDA 33602                              1201 WEST PEACHTREE STREET
                  (813) 229-2300                                 ATLANTA, GEORGIA 30309-3424
                                                                       (404) 881-7000

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____

     If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ] ____
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

==============================================================================================================
                                                                 PROPOSED MAXIMUM
                                                                AGGREGATE OFFERING           AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED              PRICE(1)             REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value................................       $70,000,000               $21,213.00
==============================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL
     OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF
     THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION -- DATED AUGUST 15, 1997

PROSPECTUS
--------------------------------------------------------------------------------

                                4,000,000 Shares

[LOGO]                    TROPICAL SPORTSWEAR INT'L CORPORATION

                                  Common Stock
--------------------------------------------------------------------------------

Of the 4,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby, 1,600,000 shares are being sold by Tropical Sportswear Int'l Corporation (the "Company") and 2,400,000 shares are being sold by certain selling shareholders of the Company (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

Prior to this offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price for the Common Stock will be between $13.00 and $15.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

The Company has applied for inclusion of the Common Stock in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "TSIC."

SEE "RISK FACTORS" ON PAGES 6 TO 11 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================================
                                                          UNDERWRITING                             PROCEEDS TO
                                        PRICE TO          DISCOUNTS AND        PROCEEDS TO           SELLING
                                         PUBLIC          COMMISSIONS(1)        COMPANY(2)        SHAREHOLDERS(2)
------------------------------------------------------------------------------------------------------------------
Per Share.........................          $                   $                   $                   $
------------------------------------------------------------------------------------------------------------------
Total(3)..........................          $                   $                   $                   $
==================================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $320,000 and expenses payable by the Selling Shareholders estimated to be $480,000.
(3) The Selling Shareholders have granted the several Underwriters 30-day over-allotment options to purchase, in the aggregate, up to 600,000 additional shares of Common Stock on the same terms and conditions set forth above. If all such additional shares are purchased by the Underwriters, the
    total Price to Public will be $          , the total Underwriting Discounts
    and Commissions will be $          , the total Proceeds to Company will be
    $          and the total Proceeds to Selling Shareholders will be
    $          . See "Underwriting."
--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Shareholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York
Plaza, New York, New York, on or about             , 1997.

PRUDENTIAL SECURITIES INCORPORATED                       OPPENHEIMER & CO., INC.

               , 1997

[Cover of Prospectus: Background picture containing close-up of several pairs of white pants, one of which bears the TSI logo over the back pocket.]

[Cover Flap: Picture of mens' casual shirt bearing the Banana Joe(TM) label. Two snapshots, one of a PC computer and several pairs of pants and another of the Company's cutting facility with several stacks of pants in the foreground, are inlaid on the left-hand and right-hand sides of the shirt. The TSI logo is at the top of the page.]

[Inside Spread Left: Picture of two men wearing casual dress wear standing next to a seated woman. The TSI logo is above the picture and the Bill Blass(R), Michelangelo Buonarroti(R), Bay to Bay(R) and Generra(R) labels surround the picture.]

[Inside Spread Right: Picture of two men wearing casual wear standing beside an off-road vehicle containing a woman reading a map. The TSI logo is above the picture and the Bay to Bay(R), Flyers(TM), Bill Blass(R), and Authentic Chino Casuals(R) labels border the other three sides of the picture.]

[Inside Back Cover: Picture of man and dog sitting on the front of a truck. The man is wearing blue jeans and a tee-shirt. The TSI logo is above the picture and the Bill Blass(R), Texas Jeans(TM) and Two Pepper(TM) jeanswear labels are on the lower left-hand and right-hand sides of the picture].

[Back Cover: Faint background picture of a man and a woman wearing casual outdoor wear, with tags for Tahoe River Outfitters(TM) and U.S. Trading Company(TM) in the lower left-hand corner and upper right-hand corner, respectively. The TSI patch logo is set forth in the upper right-hand corner of the page.]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) reflects the consummation of a tax-free reorganization of the Company (the "Reorganization") to become effective prior to the closing of this offering (the "Offering") and (ii) assumes that the Underwriters' over-allotment options will not be exercised. See
"Business -- Reorganization."

                                  THE COMPANY

     The Company produces high quality casual and dress men's apparel and provides major apparel retailers with comprehensive brand management programs. The Company's programs currently feature pants, shorts and denim jeans that are marketed under Company brands, private brands and licensed brand names. The Company distinguishes itself from traditional private label manufacturers by providing apparel retailers with customer, product and market analysis, apparel design, merchandising, and inventory forecasting. The Company markets its apparel through all major retail distribution channels, including department and specialty stores, catalog retailers, discount merchants and wholesale clubs. Key customers include Dayton Hudson, Federated Department Stores (including Bloomingdale's and Macy's), JC Penney, May Co., Nordstrom, Phillips-Van Heusen, Price/Costco and Sam's Club (a division of Wal-Mart). The Company's mission is to provide total customer satisfaction through a combination of quality, value and technology. Management believes that the Company provides its customers with high quality apparel and services supported by a commitment to advanced information, design and production technologies, and unique merchandising and operating strategies.

     The Company's apparel line focuses on basic, recurring styles that the Company believes are less susceptible to fashion obsolescence and less seasonal in nature than fashion styles. All of the Company's products are derived from six production platforms, or "chassis," each of which incorporates basic features requiring distinct manufacturing processes, such as inclusion of an elastic waistband, jeansband or button-flap pockets. The six basic chassis are modified to produce separate styles through variations in cut, fabric and finish. This process enables the Company to achieve manufacturing simplicity and efficiencies while producing a wide variety of products through distinctions in color and style. All products receive customer-specific labeling and packaging upon receipt of confirmation of a customer order. As a result, a common SKU (i.e. style, color and size), differentiated only by labeling and packaging, can be sold by both a high-end department store and a mass merchant at different retail price points. This merchandising strategy offers quick-response execution of customer orders without the associated risk of carrying customer-specific inventories. During the fiscal year ended September 28, 1996 ("Fiscal 1996"), fifteen styles marketed under approximately 80 labels accounted for over 90% of the Company's net sales. These labels include Company brands such as Bay to Bay(R) and Banana Joe(TM), private brands such as Flyers(TM) and Flying A(R) and licensed brand names such as Bill Blass(R) and Generra(R).

     The Company manages the manufacture of substantially all of its products utilizing its approximately 300,000 square foot state-of-the-art fabric cutting, product labeling and distribution facilities located in Tampa, Florida, and independent garment assembly contractors located primarily in the Dominican Republic. The Company also sources certain finished garments from independent manufacturers located in Mexico, the Pacific Rim and the Middle East. The Company believes that its commitment to the use of independent contractors in the Dominican Republic anticipated the trend in the industry toward the use of the Caribbean and Mexico for production. The Company believes the establishment of its name and reputation in this area gives it a distinct competitive advantage. The Company utilizes advanced technology in all aspects of its business, including apparel design, materials sourcing, production planning and logistics, customer order entry and sales demand forecasting. The Company's dedication to technology produces greater efficiencies throughout the production process and results in high-quality products, low-cost production and enhanced customer order execution.

     The Company seeks to become "The Leader in Private Brand"(TM) by being the leading marketer of private brand sportswear in its product categories across all retail channels. The key elements of the Company's business strategy are:
(i) a focus on providing private brand programs to major retailers; (ii) a commitment to superior quality operations; (iii) an adherence to standard operating procedures; (iv) the application of advanced technology; (v) a focus on core production chassis; (vi) the use of low-cost production; (vii) a commitment to total customer satisfaction; and (viii) the minimization of inventory risk. The Company intends to grow sales and earnings through both internal growth and acquisitions. The Company believes that it is well positioned to take advantage of current industry trends including: (i) greater demand for high quality private brand apparel; (ii) a shift toward consumer casual dress; (iii) an inflow of manufacturers into the Dominican Republic in order to take advantage of relatively inexpensive labor, better quality production, and shorter transportation periods; and (iv) a trend among retailers to outsource their inventory management while still demanding quick response time for their customers.

     Over the past five years, the Company has experienced significant financial growth. The Company's net sales increased from $66.7 million in the fiscal year ended October 3, 1992 ("Fiscal 1992") to $117.4 million in Fiscal 1996, a compound annual growth rate of 15.2%. Net sales through the first thirty-nine weeks of the fiscal year ending September 27, 1997 ("Fiscal 1997") increased 33.5% to $115.6 million from $86.6 million for the comparable period in Fiscal 1996. Net income increased at a compound annual growth rate of 21.2% from $2.4 million in Fiscal 1992 to $5.2 million in Fiscal 1996. Net income through the first thirty-nine weeks of Fiscal 1997 was $6.2 million as compared to $3.5 million for the comparable period in Fiscal 1996.

     The Company was founded in 1927. Pursuant to a tax-free reorganization consummated prior to the closing of the Offering, the Company was merged into a newly-formed corporation organized under the laws of the State of Florida on January 27, 1997. See "Business -- Reorganization." The Company's executive offices are located at 4902 West Waters Avenue, Tampa, Florida 33634-1302, and its telephone number is (813) 249-4900.

                                  THE OFFERING

Common Stock Offered by the Company.........    1,600,000 shares

Common Stock Offered by the Selling
Shareholders................................    2,400,000 shares

Common Stock to be Outstanding after the
Offering....................................    7,600,000 shares(1)

Use of Proceeds.............................    To redeem the Company's
                                                outstanding preferred stock and
                                                to repay outstanding
                                                indebtedness. See "Use of
                                                Proceeds."

Proposed Nasdaq National Market Symbol......    TSIC
---------------

(1) Excludes (i) 60,000 shares of Common Stock issuable upon exercise of stock options granted in December 1996 and January 1997, (ii) 500,000 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Option Plan, pursuant to which options to purchase 300,000 shares will be granted immediately upon the completion of the Offering, and (iii) 200,000 shares of Common Stock reserved for issuance under the Company's 1997 Non-Employee Director Stock Option Plan, pursuant to which options to purchase 60,000 shares will be granted immediately upon the completion of the Offering. See "Management -- Stock Option Plans."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                     THIRTY-NINE WEEKS
                                                     FISCAL YEAR ENDED                                     ENDED
                            --------------------------------------------------------------------   ---------------------
                            OCTOBER 3,   OCTOBER 2,   OCTOBER 1,   SEPTEMBER 30,   SEPTEMBER 28,   JUNE 29,    JUNE 28,
                             1992(1)        1993         1994          1995            1996          1996        1997
                            ----------   ----------   ----------   -------------   -------------   ---------   ---------
STATEMENT OF INCOME DATA:
Net sales.................  $  66,683     $ 74,271    $ 100,359      $ 110,064       $ 117,355     $  86,593   $ 115,608
Gross profit..............     13,354       16,545       24,682         22,206          26,223        18,626      27,281
Selling, general and
  administrative
  expenses................      9,886       11,071       14,291         15,060          15,189        10,754      14,745
Operating income..........      3,468        5,474       10,391          7,146          11,034         7,872      12,536
Interest expense..........      1,530        1,644        2,115          3,160           2,498         1,880       2,263
Income before income
  taxes...................      1,125        2,314        8,591          2,985           7,916         5,359       9,685
Net income(2).............  $   2,397     $  1,368    $   4,978      $   2,160       $   5,171     $   3,527   $   6,167
Net income per share(2)...  $    0.40     $   0.23    $    0.83      $    0.36       $    0.86     $    0.59   $    1.03
Weighted average number of
  shares used in the
  calculation(3)..........  6,015,000    6,015,000    6,015,000      6,015,000       6,015,000     6,015,000   6,015,000

                                                                     JUNE 28, 1997
                                                              ----------------------------
                                                                ACTUAL      AS ADJUSTED(4)
                                                              -----------   --------------
BALANCE SHEET DATA:
Working capital.............................................    $33,904        $33,904
Total assets................................................     71,412         71,412
Long-term debt and obligations under capital leases,
  excluding current maturities..............................     29,740         13,091
Total shareholders' equity..................................     24,549         41,198

---------------

(1) Operating results for Fiscal 1992 contain 53 weeks. All other fiscal years contain 52 weeks.
(2) Net income for the fiscal year ended October 3, 1992 includes the $350,000 ($0.06 per share) positive impact of a change in accounting method for income taxes.
(3) Computed on the basis described in Notes to Consolidated Financial
Statements.
(4) As adjusted to give effect to the sale of the 1,600,000 shares of Common Stock being offered by the Company hereby (assuming an initial public offering price of $14.00 per share) after deducting underwriting discounts and commissions and the estimated Offering expenses payable by the Company and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, as well as the other information set forth in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

     This Prospectus contains statements that constitute forward-looking statements. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's backlog and sales; (ii) potential acquisitions by the Company;
(iii) the use of the proceeds of the Offering; (iv) the Company's financing plans; (v) trends affecting the Company's financial condition or results of operations; (vi) the Company's growth strategy, operating strategy and financing strategy; (vii) the declaration and payment of dividends; (viii) regulatory matters affecting the Company; and (ix) the outcome of certain litigation involving the Company. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward looking statements as a result of various factors. The accompanying information contained in this Prospectus, including, without limitation, the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies important factors that could cause such differences.

     RELIANCE ON KEY CUSTOMERS. Sales to the Company's five largest customers represented approximately 69.4%, 72.4% and 66.6% of net sales during the thirty-nine weeks ended June 28, 1997 and the fiscal years ended September 28, 1996 ("Fiscal 1996") and September 30, 1995 ("Fiscal 1995"), respectively. Sales to Wal-Mart Stores, Inc. ("Wal-Mart"), including its Sam's Clubs Division ("Sam's Club"), Costco Companies, Inc. ("Price/Costco") and Phillips-Van Heusen Corporation ("Phillips-Van Heusen") accounted for approximately 30.5%, 17.7% and 9.9%, respectively, of net sales during the thirty-nine weeks ended June 28, 1997. Sales to Wal-Mart (including Sam's Club), Price/Costco and Phillips-Van Heusen accounted for approximately 25.9%, 16.6% and 13.8%, respectively, of net sales during Fiscal 1996. Sales to Phillips-Van Heusen, Wal-Mart (including Sam's Club), JC Penney Company, Inc. ("JC Penney") and Price/Costco accounted for approximately 18.3%, 15.4%, 15.3% and 13.9%, respectively, of net sales during Fiscal 1995. The Company does not have long-term contracts with any of its customers, and sales to customers generally occur on an order-by-order basis. These customer orders are subject to certain rights of cancellation and rescheduling by the customer or by the Company. Accordingly, the level of unfilled orders at any given time may not be indicative of eventual actual shipments. In addition, the Company's inability to timely fulfill customer orders may cause it to cancel or reschedule such orders, which may materially and adversely affect the Company's relationships with its customers. A decrease in business from, or the loss of, any of its major customers could have a material adverse effect on the Company's business and results of operations. The Company's future financial condition and results of operations will depend to a significant extent upon the commercial success of its major customers and their continued willingness to purchase the Company's products. Any significant downturn in the business of the Company's major customers or their commitment to the Company's programs could cause those customers to reduce or discontinue their purchases from the Company, which could have a material adverse effect on the Company's business and results of operations. See "Business -- Customers and Customer Service."

     APPAREL INDUSTRY. The apparel industry has historically been subject to cyclical variations, and a recession in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on the Company's business and results of operations. The Company believes that its success depends in large part upon its ability to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner. Failure by the Company to identify and respond appropriately to changing consumer demands and fashion trends could adversely affect consumer acceptance of the Company's products and may have a material adverse effect on the Company's business and results of operations. Additionally, apparel retailers have experienced significant changes and difficulties over the past several years, including consolidation of ownership, increased centralization of buying decisions, restructurings, bankruptcies and liquidations. During past years, various apparel retailers, including some of the Company's customers, have experienced financial problems that have increased the risk of extending credit to such retailers. Financial problems with respect to any of the Company's customers could cause the Company to reduce or discontinue business with such customers or require the Company to assume more credit risk relating to such customers' receivables, either of which could have a material adverse effect on the Company's business and results of operations. See
"Business -- Industry."

     COMPETITION. The apparel industry is highly competitive and the Company competes with numerous apparel manufacturers, including brand name and private label producers, and retailers that have established, or may establish, internal product development and sourcing capabilities. The Company's products also compete with a substantial number of designer and non-designer product lines. Many of the Company's competitors and potential competitors have greater financial, manufacturing and distribution resources than the Company. Although factors may differ by product line, the Company believes that it competes primarily on the basis of quality of design and workmanship, price and customer service. Any increased competition from manufacturers or retailers, or any increased success by existing competition, could result in reductions in unit sales or prices, or both, which could have a material adverse effect on the Company's business and results of operations.

     DEPENDENCE ON INTELLECTUAL PROPERTY; RISK OF INFRINGEMENT CLAIMS. The Company uses a number of trademarks, certain of which the Company has registered with the United States Patent and Trademark Office. The Company believes that its registered and common law trademarks and other proprietary rights are important to its success and its competitive position. The Company experiences, from time to time, challenges to the use or registration of certain of its trademarks. A major manufacturer and retailer of sportswear recently brought suit against the Company alleging, among other things, that a Company trademark and the trade dress used in the labeling and packaging of certain of the Company's products infringe upon certain of such third party's proprietary trademark and trade dress rights. Although the outcome of the litigation cannot be determined at this time, the Company intends to vigorously defend against the alleged infringement. Nevertheless, in an attempt to limit the Company's liability, if any, with respect to such alleged infringement, the Company has unilaterally altered the trademark and trade dress which are the subject of this lawsuit. There can be no assurance, however, that the modifications made to the subject trademark and trade dress do not infringe upon such third party's rights or that such third party will not continue to seek to recover damages and attorneys' fees from the Company with respect to the use of this modified trademark and trade dress, or with respect to the trademark and trade dress prior to modification. See "Business -- Legal Proceedings." Additionally, there can be no assurance that the Company's other trademarks and proprietary rights do not or will not violate the proprietary rights of others, that they would be upheld if challenged or that the Company would not be prevented, in such an event, from using its trademarks or other proprietary rights, any of which could have a material adverse effect on the Company's business and results of operations. In the event of litigation arising from alleged infringement, any claiming party may have significantly greater resources than the Company to pursue litigation of such claims, and the Company could be forced to incur substantial costs to defend legal actions taken against it relating to the Company's use of trademarks or other proprietary rights. In addition, if any such third party is successful in challenging the Company's trademarks or use of trade dress, the Company could be forced to pay significant damages or required to enter into expensive royalty or licensing arrangements with such third party. Accordingly, the Company's involvement in such litigation could have a material adverse effect on the Company's business and results of operations.

     In addition, the Company uses various trademarks owned by other companies in the promotion, distribution and sale of its products. It uses these trademarks pursuant to licensing agreements. There can be no assurance that any of the licensing agreements will not be terminated or will be renewed in the future. In the event the Company is unable to use the trademarks of such other companies in the future, the Company's business and results of operations may be materially and adversely effected. See "Business -- Trademarks and Licenses."

     DEPENDENCE ON KEY PERSONNEL. The Company is dependent on its executive officers, in particular William W. Compton, the Company's Chairman of the Board and Chief Executive Officer, Richard J. Domino, the Company's President, and Michael Kagan, the Company's Executive Vice President, Chief Financial Officer, Treasurer and Secretary. These executives are each a party to an employment agreement with the Company. The employment agreement for each of Messrs. Compton and Kagan expires on the fifth anniversary of the Offering. The employment agreement for Mr. Domino expires on the third anniversary of the Offering. The Company maintains $5.0 million in key man insurance on the life of Mr. Compton and $2.5 million in key man insurance on the life of each of Messrs. Domino and Kagan. The Company's continued success is also dependent upon its ability to attract and retain qualified management, administrative and sales personnel to support its future growth. The loss of the services of any of these individuals, or the inability to attract and retain other qualified personnel, could have a material adverse effect on the Company's business and results of operation. See "Management."

     RAPID EXPANSION OF THE BUSINESS. During the past five years, the Company has experienced rapid growth in sales, expansion of its product offerings and an increase in its customer base. Any future growth will require increasing amounts of working capital and financing and may place a significant strain on the Company's management and on its financial resources and information processing systems. The failure to recruit additional staff and key personnel, to obtain additional financing, to maintain or upgrade its information systems, or to respond effectively to other difficulties associated with rapid expansion could have a material adverse effect on the Company's business and results of operations. The Company depends on independent manufacturers for the assembly and/or production of all of its products. Accordingly, the Company's ability to expand is dependent upon the capacity and availability of suitable independent manufacturers. The Company's ability to continue to grow in the future will also be dependent upon its ability to expand into new product lines and categories, such as men's shirts. No assurances can be given that such efforts, if made, will be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Growth Strategy."

     PRICE AND AVAILABILITY OF RAW MATERIALS. The principal fabrics used in the Company's apparel consist of cotton, wool, synthetic and blended fabrics. These fabrics, with the quality the Company requires, are available from a limited number of suppliers. The prices paid by the Company for such fabrics are largely dependent on the market prices for the raw materials used to produce them, namely cotton, wool, rayon and polyester. The price and availability of such raw materials and, in turn, the fabrics used in the Company's apparel may fluctuate significantly, depending on a variety of factors, including crop yields and weather patterns. In the event that the Company is required to obtain fabrics from sources other than its current suppliers, the quality of available fabrics also may fluctuate significantly. Fluctuations in the price, availability and quality of the fabrics or other raw materials used by the Company could have a material adverse effect on the Company's cost of sales or its ability to meet its customers' demands and, as a result, could have a material adverse effect on the Company's business and results of operations. There also can be no assurance that the Company will be able to pass along to its customers all, or any portion of, any future increases in the prices paid for the fabrics used in the manufacture of the Company's products. See "Business -- Operations."

     DEPENDENCE ON INDEPENDENT MANUFACTURERS. The Company utilizes independent manufacturers to assemble or produce all of its products. The Company is dependent upon the ability of its independent manufacturers to adequately finance the assembly or production of goods ordered and maintain sufficient manufacturing capacity. The use of independent manufacturers to assemble or produce finished goods and the resulting lack of direct control could subject the Company to difficulty in obtaining timely delivery of products of acceptable quality. The Company does not have contracts with any of its independent manufacturers. Alternative manufacturers, if available, may not be able to provide the Company with products or services of a comparable quality at an acceptable price. There can be no assurance that there will not be disruption in the supply of the Company's products from its independent manufacturers or, in the event of a disruption, that the Company would be able to locate suitable alternative manufacturers, and therefore the failure of any independent manufacturer to perform or the loss of any independent manufacturer could have a material adverse effect on the Company's business and results of operations. See "Business -- Operations."

     INTERNATIONAL SOURCING. During Fiscal 1996 and the thirty-nine weeks ended June 28, 1997, all of the Company's products were assembled or produced by independent manufacturers operating outside the United States. During Fiscal 1996, approximately 88.2%, 10.2% and 1.6% of the Company's products were assembled or produced in the Dominican Republic, Mexico and Costa Rica, respectively. During the thirty-nine weeks ended June 28, 1997, approximately 81.6%, 12.5% and 5.9% of the Company's products were assembled or produced in the Dominican Republic, Mexico and the Pacific Rim, respectively. In addition, the Company is beginning to use independent suppliers in the Middle East and other regions of the world. Because all of the Company's products are assembled or produced abroad, the Company is required to order products further in advance to account for additional transportation time. If the Company overestimates customer demand, it may be required to hold goods in inventory which it may be unable to sell at historical margins; if it underestimates customer demand, the Company may not be able to fill orders on a timely basis.

     The Company currently uses approximately 25 manufacturers in the Dominican Republic and has, in effect, exclusive arrangements with 12 of them. In several cases, the manufacturer's operating facility carries the Company's name and/or contains equipment that is owned by the Company. In addition, the Company previously has loaned funds to certain developers and operators of manufacturing facilities in the Dominican Republic and may guarantee loans to such developers from time to time. The Company's involvement with and support of these manufacturers could result in claims against the Company from vendors, employees or other customers of such manufacturers. Any such claims could have a material adverse effect on the Company's business and results of operations.

     International manufacturing is subject to a number of other risks including work stoppages, transportation delays and interruptions, delays and interruptions resulting from natural disasters, political instability, economic disruptions, the imposition of tariffs and import and export controls, changes in governmental policies and other events. Any such adverse change could result in loss of revenues, customer orders and customer goodwill and could have a material adverse effect on the Company's business and results of operations. Although the Company has historically contracted to assemble or produce substantially all of its goods in U.S. dollars, reductions in the value of the U.S. dollar could increase the prices that the Company pays for its products, which increases the Company may not be able to pass on to its customers and, therefore, could have a material adverse effect on the Company's business and results of operations. See "Business -- Operations."

     IMPORTS AND IMPORT RESTRICTIONS. Substantially all of the Company's import operations are subject to the terms of bilateral textile agreements between the United States and a number of countries, which agreements impose quotas on the amount and type of goods that can be imported into the United States from these countries. These agreements allow the United States to impose restraints at any time on the importation of certain categories of merchandise. The Company's imported products are also subject to United States customs duties, which in Fiscal 1996 and the thirty-nine weeks ended June 28, 1997, represented approximately 8.0% and 6.6%, respectively, of the Company's cost of sales. The United States and the countries in which the Company's products are manufactured may from time to time impose new quotas, duties, tariffs or other restrictions or adversely adjust presently prevailing quotas, duties or tariffs. In addition, the United States may impose penalties on imported products that are found to have been manufactured by convict, forced or indentured labor and may withdraw the "most favored nation" status of certain countries, which could result in the imposition of reduced quotas and/or higher tariffs on products imported from such countries. Any such new or adjusted restrictions could have a material adverse effect on the Company's business and results of operations. See "Business -- Imports and Import Regulations."

     CONTROL BY PRINCIPAL SHAREHOLDERS; ANTI-TAKEOVER CONSIDERATIONS. After the Offering, William W. Compton, the Company's Chairman of the Board and Chief Executive Officer, and Michael Kagan, the Company's Executive President and Chief Financial Officer, will own or control approximately 12.3% and 7.4%, respectively, of the outstanding shares of Common Stock. Moreover, Accel, S.A. de C.V., a Mexican corporation ("Accel"), will own approximately 21.1% of the outstanding shares of the Common Stock and Shakale Internacional, S.A., a corporation organized under the laws of Costa Rica ("Shakale"), will own approximately 6.6% of the outstanding shares of the Common Stock (0.0%, assuming that the Underwriters' over-allotment options are exercised in full). In addition, pursuant to the Company's Amended and Restated Articles of Incorporation, Accel currently has the right to nominate two persons to stand for election to the Company's eight-member Board of Directors, and Shakale and separate family limited partnerships controlled by Messrs. Compton and Kagan, respectively, each currently has the right to nominate one person to stand for election to the Company's eight-member Board of Directors. (In the event the Underwriters' over-allotment options are exercised to such an extent that Shakale's ownership falls below 5.0% of the outstanding Common

Stock, the Company's Board of Directors will be reduced automatically to seven members and Shakale will not have any special nomination rights. As a result of such reduction in the size of the Board, the seat presently occupied by David Garza would cease to exist and, hence, Mr. Garza would no longer be a director of the Company.) Moreover, Accel, Shakale and Messrs. Compton and Kagan and their respective family limited partnerships have entered into a shareholder's agreement pursuant to which, among other things, each of them has agreed to vote the shares of Common Stock owned or controlled thereby for the election as directors of the nominees of the other parties pursuant to their special nomination rights. In light of the foregoing, such persons will effectively have the ability to significantly influence the election of the Company's directors and the outcome of all other issues submitted to the Company's shareholders. Such persons, together with the staggered Board of Directors and the anti-takeover effects of certain provisions contained in the Florida Business Corporation Act and in the Company's Articles of Incorporation and Bylaws (including, without limitation, the ability of the Board of Directors of the Company to issue shares of Preferred Stock and to fix the rights and preferences thereof), also may have the effect of delaying, deferring or preventing an unsolicited change in the control of the Company, which may adversely affect the market price of the Common Stock or the ability of shareholders to participate in a transaction in which they might otherwise receive a premium for their shares. See "Management," "Principal and Selling Shareholders" and "Description of Capital Stock."

     CREDIT FACILITIES. The Company needs significant working capital to purchase inventory and finance accounts receivable and, consistent with industry practice, is often required to post letters of credit when placing an order with certain international manufacturers. Currently, a substantial portion of the Company's working capital requirements are met through a $48 million credit agreement with a bank (the "Credit Agreement"), which expires on September 30, 1998. Although the Company intends to use the proceeds that it receives from the Offering to reduce the outstanding indebtedness under the Credit Agreement, the Company's inability to extend or renew the Credit Agreement, or its inability to secure similar credit arrangements or letters of credit in the future, could have a material adverse effect on the Company's business or results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     DEPENDENCE ON FACTORING OF ACCOUNTS RECEIVABLE. Historically, the Company has sold substantially all of its trade accounts receivable to a factor which assumes virtually all of the credit risk with respect to collection of such accounts. The factor pays the Company the receivable amount upon the earlier of
(i) receipt by the factor of payment from the Company's customer or (ii) 120 days past the due date for such payment. The factor approves the credit of the Company's customers prior to sale. If the factor disapproves a sale to a customer and the Company decides to proceed with the sale, the Company bears the credit risk. The factoring agreement expires on September 30, 1998. The expiration of such agreement could have a material adverse effect on the Company's business and results of operations if it could not be replaced promptly. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     SEASONALITY. Historically, the Company's business has been seasonal, with slightly higher sales and income in the second and fourth quarters, just prior to and during the two peak retail selling seasons for spring and fall merchandise. In addition, certain of the Company's products, such as shorts and corduroy pants, tend to be seasonal in nature. In the event such products represent a greater percentage of the Company's sales in the future, the seasonality of the Company's sales may be increased. See "Management's Discussion and Analysis of Financial Condition and Results of
Operation -- Seasonality."

     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering, the Company will have a total of 7,600,000 shares of Common Stock outstanding. Of these shares, the 4,000,000 shares of Common Stock offered hereby (4,600,000 shares if the Underwriters' over-allotment options are exercised in full) will be freely tradeable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined under the Securities Act. The remaining shares of Common Stock outstanding will be "restricted securities" as that term is defined by Rule 144 as promulgated under the Securities Act. Upon completion of the Offering, the Company will have options outstanding to purchase 420,000 shares of Common Stock. In addition, options for the purchase of 200,000 and 140,000 additional shares will remain available for issuance under the Company's Employee Stock Option Plan and Non-Employee Director Stock Option Plan, respectively. See "Management -- Stock Option Plans" and "Shares Eligible for Future Sale."

     Under Rule 144 (and subject to the conditions thereof, including volume limitations), all 3,600,000 restricted shares (3,000,000 restricted shares if the Underwriters' over-allotment options are exercised in full) will become eligible for sale after the Offering. However, all of such restricted shares are also subject to lockup restrictions as described below. The holders of these shares, which include certain of the Company's executive officers and directors, have agreed that they will not, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or transfer (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other disposition or transfer of) any shares of Common Stock or any other securities convertible into, or exercisable or exchangeable for, shares of Common Stock or other similar securities of the Company, currently beneficially owned or hereafter acquired by such holders, for a period of 180 days from the date of this Prospectus. After such 180-day period, this restriction will expire and shares permitted to be sold under Rule 144 would be eligible for sale. Prudential Securities Incorporated, on behalf of the Underwriters, may, in its sole discretion, at any time and without prior notice, release all or any portion of the shares of Common Stock subject to such agreements.

     Prior to the Offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for sale of additional shares of Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Shares Eligible for Future Sale."

     NO PRIOR PUBLIC MARKET; VOLATILITY OF STOCK PRICE. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or continue following the Offering, or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price for the Common Stock will be determined by negotiations among the Company, the Selling Shareholders and the Underwriters based on several factors, and may not be indicative of the market price for the Common Stock after the Offering. See "Underwriting." The Company believes that various factors unrelated to the Company's performance, such as general economic conditions, changes or volatility in the financial markets and changing market conditions in the apparel industry, as well as various factors related to the Company's performance, such as quarterly or annual variations in the Company's financial results, could cause the market price of the Common Stock to fluctuate substantially.

     DILUTION. Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value per share of Common Stock from the initial public offering price set forth on the cover of this Prospectus. Assuming an initial offering price of $14.00 per share, such dilution to new investors will be $8.65 per share, while the net tangible book value of the shares of Common Stock owned by the existing shareholders will increase by $1.99 per share. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,600,000 shares of Common Stock offered by the Company hereby (assuming an initial public offering price of $14.00 per share), after deducting the underwriting discounts and commissions and estimated Offering expenses payable by the Company, are estimated to be approximately $20.5 million. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

     The Company intends to use the net proceeds of the Offering as follows: (a) approximately $3.9 million to redeem the Company's outstanding preferred stock; and (b) the remaining approximately $16.6 million to repay amounts outstanding under the $40 million revolving credit line (the "Facility") constituting part of the Credit Agreement. The Credit Agreement, including the Facility, expires on September 30, 1998. As of August 2, 1997, $17.3 million was outstanding under the Facility, and the Company had approximately $11.5 million available for additional borrowings. The interest rate on unpaid principal amounts outstanding under the Facility is prime plus 0.50% or LIBOR plus 2.75%. Pending such uses, the net proceeds will be invested in short-term, investment grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Growth Strategy."

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on the Common Stock since 1989. The Company currently anticipates that all of its earnings will be retained for development and expansion of the Company's business and does not anticipate declaring or paying any cash dividends in the foreseeable future. Additionally, financial covenants in the Credit Agreement prohibit the payment of cash dividends.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of June 28, 1997, and (ii) as adjusted to reflect the receipt and application of the proceeds (after deducting the underwriting discounts and commissions and estimated Offering expenses payable by the Company) from the issuance and sale by the Company of 1,600,000 shares of Common Stock in the Offering (assuming an initial public offering price of $14.00 per share). See "Use of Proceeds."

                                                                    JUNE 28, 1997
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   -----------
                                                                   (IN THOUSANDS)
Current installments of long-term debt and obligations under
  capital leases(1).........................................    $ 1,511       $ 1,511
Long-term debt and obligations under capital leases, less
  current installments(1)...................................     29,740        13,091
Shareholders' equity:
  Preferred Stock, $.01 par value; 10,000,000 shares
     authorized; 38,630 shares issued and outstanding; no
     shares issued and outstanding as adjusted(2)...........      3,863            --
  Common Stock, $.01 par value; 50,000,000 shares
     authorized; 6,000,000 shares issued and outstanding;
     7,600,000 shares issued and outstanding as
     adjusted(2)(3).........................................         60            76
  Additional paid-in capital................................         --        20,496
  Retained earnings.........................................     20,626        20,626
                                                                -------       -------
          Total shareholders' equity........................     24,549        41,198
                                                                -------       -------
          Total capitalization..............................    $55,800       $55,800
                                                                =======       =======

---------------

(1) See Notes 6 and 7 of Notes to Consolidated Financial Statements.
(2) See Note 13 of Notes to Consolidated Financial Statements.
(3) Excludes an aggregate of 60,000 shares of Common Stock issuable upon the exercise of outstanding stock options and an aggregate of 360,000 shares of Common Stock issuable upon stock options to be granted upon the completion of the Offering. See "Management -- Stock Option Plans."

                                    DILUTION

     Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value of their Common Stock from the initial public offering price. The net tangible book value of the Company (excluding outstanding preferred stock) as of June 28, 1997 was $20.2 million, or $3.36 per share of Common Stock. Net tangible book value per share represents the amount of the Company's tangible net worth divided by the total number of shares of Common Stock outstanding as of June 28, 1997. After giving effect to the sale of 1,600,000 shares of Common Stock by the Company in the Offering (assuming an initial public offering price of $14.00 per share) and the application of the net proceeds therefrom (after deduction of underwriting discounts and commissions and estimated Offering expenses payable by the Company), the pro forma net tangible book value of the Company as of June 28, 1997 would have been $40.7 million or $5.35 per share of Common Stock. This represents an immediate increase in net tangible book value of $1.99 per share to existing shareholders and an immediate dilution of $8.65 per share to purchasers of shares in the Offering. The following table illustrates the per share dilution:

Assumed initial public offering price.......................          $14.00
  Net tangible book value per common share before the
     Offering...............................................  $3.36
  Increase attributable to new investors....................   1.99
Pro forma net tangible book value after the Offering........            5.35
                                                                      ------
Dilution in net tangible book value to new investors........          $ 8.65
                                                                      ======

     The following table sets forth on a pro forma basis as of June 28, 1997 the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the Company's existing shareholders and to be paid by new investors in the Offering (assuming an initial public offering price of $14.00 per share) and before deduction of underwriting discounts and commissions and estimated Offering expenses:

                                    SHARES PURCHASED(1)     TOTAL CONSIDERATION      AVERAGE
                                    -------------------    ---------------------      PRICE
                                     NUMBER     PERCENT      AMOUNT      PERCENT    PER SHARE
                                    ---------   -------    -----------   -------    ---------
Existing shareholders.............  6,000,000     78.9%    $     1,000       --%     $.00017
New investors.....................  1,600,000     21.1      22,400,000    100.0      $ 14.00
                                    ---------    -----     -----------    -----
Total.............................  7,600,000    100.0%    $22,401,000    100.0%
                                    =========    =====     ===========    =====

---------------

(1) Does not reflect the sale of 2,400,000 shares of Common Stock by the Selling Shareholders in the Offering and does not include 60,000 shares of Common Stock issuable upon the exercise of outstanding stock options and an aggregate of 360,000 shares of Common Stock issuable upon the exercise of stock options to be granted upon the completion of the Offering. See "Management -- Stock Option Plans."

     Sales by the Selling Shareholders in the Offering will reduce the number of shares held by existing shareholders to 3,600,000, or approximately 47.4% of the total number of shares of Common Stock outstanding after the Offering, and will increase the number of shares held by new investors to 4,000,000, or approximately 52.6% of the total number of shares of Common Stock outstanding after the Offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND SELECTED OPERATING DATA)

     The following table sets forth selected income statement, operating and balance sheet data of the Company. The selected income statement and balance sheet data for each of the five fiscal years in the period ended September 28, 1996 are derived from the audited financial statements of the Company, which in the case of the three most recent fiscal years appear elsewhere herein. The financial statements for each of the five years in the period ended September 28, 1996 were audited by Ernst & Young LLP. The selected income statement and balance sheet data for the thirty-nine weeks ended June 29, 1996 and June 28, 1997 are derived from unaudited financial statements prepared by the Company. In the opinion of management, the unaudited financial data for the thirty-nine weeks ended June 29, 1996 and June 28, 1997 include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of such data. Operating results for the thirty-nine weeks ended June 28, 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year. The data presented below should be read in conjunction with the consolidated financial statements of the Company, including the related notes thereto, included elsewhere in this Prospectus.

                                                       FISCAL YEAR ENDED                               THIRTY-NINE WEEKS ENDED
                              --------------------------------------------------------------------   ---------------------------
                              OCTOBER 3,   OCTOBER 2,   OCTOBER 1,   SEPTEMBER 30,   SEPTEMBER 28,     JUNE 29,       JUNE 28,
                               1992(1)        1993         1994          1995            1996            1996           1997
                              ----------   ----------   ----------   -------------   -------------   ------------   ------------
STATEMENT OF OPERATIONS
  DATA:
Net sales...................  $  66,683    $  74,271    $ 100,359      $ 110,064       $ 117,355      $  86,593      $ 115,608
Cost of goods sold..........     53,329       57,726       75,677         87,858          91,132         67,967         88,327
                              ---------    ---------    ---------      ---------       ---------      ---------      ---------
Gross profit................     13,354       16,545       24,682         22,206          26,223         18,626         27,281
Selling, general and
  administrative expenses...      9,886       11,071       14,291         15,060          15,189         10,754         14,745
                              ---------    ---------    ---------      ---------       ---------      ---------      ---------
Operating income............      3,468        5,474       10,391          7,146          11,034          7,872         12,536
Interest expense............      1,530        1,644        2,115          3,160           2,498          1,880          2,263
Factoring expense...........        501          463          668            708             373            409            589
Other, net..................        312        1,053         (983)           293             247            224             (1)
                              ---------    ---------    ---------      ---------       ---------      ---------      ---------
Income before income
  taxes.....................      1,125        2,314        8,591          2,985           7,916          5,359          9,685
Provision for income
  taxes.....................       (922)         946        3,613            825           2,745          1,832          3,518
Change in accounting
  method....................        350           --           --             --              --             --             --
                              ---------    ---------    ---------      ---------       ---------      ---------      ---------
Net income..................  $   2,397    $   1,368    $   4,978      $   2,160       $   5,171      $   3,527      $   6,167
                              =========    =========    =========      =========       =========      =========      =========
Net income per common
  share(2)..................  $    0.40    $    0.23    $    0.83      $    0.36       $    0.86      $    0.59      $    1.03
                              =========    =========    =========      =========       =========      =========      =========
Weighted average number of
  shares used in the
  calculation...............  6,015,000    6,015,000    6,015,000      6,015,000       6,015,000      6,015,000      6,015,000
SELECTED OPERATING DATA:
Average number of days in
  the production cycle......          *            *           64             52              43             42             39
Average inventory days......         96          115          103             94              90             80             65
Net sales per employee
  (000's)...................  $     101    $      97    $     112      $     116       $     151      $     111      $     177
Customer returns (000's)....  $   2,276    $     770    $   1,998      $   2,258       $   1,230      $     888      $   1,627
Units shipped, net
  (000's)...................      6,273        6,154        8,973         10,400          10,467          8,090         10,491

                                                                                                          JUNE 28, 1997
                           OCTOBER 3,   OCTOBER 2,   OCTOBER 1,   SEPTEMBER 30,   SEPTEMBER 28,   ------------------------------
                              1992         1993         1994          1995            1996           ACTUAL      AS ADJUSTED(3)
                           ----------   ----------   ----------   -------------   -------------   ------------   ---------------
BALANCE SHEET DATA:
Working capital..........   $ 5,130      $ 4,714      $23,600        $31,655         $25,483        $33,904          $33,904
Total assets.............    21,763       41,522       52,023         55,237          63,415         71,412           71,412
Long-term debt and
  obligations under
  capital leases,
  excluding current
  maturities.............     2,790        1,677       20,973         27,175          24,162         29,740           13,091
Total shareholders'
  equity.................     4,705        6,073       11,050         13,211          18,382         24,549           41,198

---------------
  * Not available
(1) Operating results for Fiscal 1992 contain 53 weeks. All other fiscal years contain 52 weeks.
(2) Computed on the basis described in Notes to Consolidated Financial
    Statements.
(3) As adjusted to give effect to the sale of the 1,600,000 shares of Common Stock being offered by the Company hereby (assuming an initial public offering price of $14.00 per share) after deducting underwriting discounts and commissions and the estimated Offering expenses payable by the Company and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company manages the production of substantially all of its products utilizing Company-owned facilities in Tampa, Florida and independent assembly manufacturers located in the Dominican Republic and Mexico. The Company also sources a limited volume of finished goods from independent suppliers located in Mexico, the Pacific Rim and the Middle East. With respect to goods assembled by independent manufacturers, the Company purchases and inventories all of its raw materials and cuts all of its fabric in its Tampa cutting facility based on customer orders. The Company ships cut fabric parts and other product components via common carrier to the Dominican Republic and Mexico. Independent manufacturers assemble components into finished garments (except for labeling and packaging) and perform certain finishing processes. The Company pays its independent manufacturers based on a specified unit price for actual first-quality units produced. Accordingly, a substantial portion of the Company's production labor and overhead is variable. The Company has no material contractual arrangements with its manufacturers. The Company ships assembled goods from the Dominican Republic and Mexico to its Tampa distribution center via common carrier. Upon receipt of a customer order confirmation, the Company attaches designated labels and point-of-sale packaging and ships orders F.O.B. Tampa.

     The apparel retail market experienced a down cycle during Fiscal 1995 and the first thirteen weeks of Fiscal 1996, with a recovery beginning in the second thirteen weeks of Fiscal 1996. The Company observed a weakening apparel market beginning in October 1994 and, as a result, began to reduce its inventories. In Fiscal 1995 and the first thirteen weeks of Fiscal 1996, the Company received a significant number of order cancellations. In an effort to control the cost of rising inventories and in anticipation of a continued weak retail market, management decided to offer products at amounts below normal selling prices and, in some cases, below cost. In addition, the Company recorded markdown reserves for remaining excess inventory. The result of the weak retail market was only small sales increases from the fiscal year ended October 1, 1994 ("Fiscal 1994") to Fiscal 1995 and from Fiscal 1995 to Fiscal 1996. In addition, the Company's gross margin weakened in Fiscal 1995 but improved slightly in Fiscal 1996. The Company believes that historical market conditions have resumed during 1997.

     The following discussion of the Company's results of operations and financial condition should be read in conjunction with the Company's consolidated financial statements and notes thereto.

RESULTS OF OPERATION

     The following table sets forth, for the periods indicated, selected items in the Company's consolidated statements of operations expressed as a percentage of net sales:

                                                                                     THIRTY-NINE WEEKS
                                                   FISCAL YEAR ENDED                       ENDED
                                       ------------------------------------------   -------------------
                                       OCTOBER 1,   SEPTEMBER 30,   SEPTEMBER 28,   JUNE 29,   JUNE 28,
                                          1994          1995            1996          1996       1997
                                       ----------   -------------   -------------   --------   --------
Net sales............................    100.0%         100.0%          100.0%       100.0%     100.0%
Cost of goods sold...................     75.4           79.8            77.7         78.5       76.4
                                         -----          -----           -----        -----      -----
Gross profit.........................     24.6           20.2            22.3         21.5       23.6
Selling, general and administrative
  expenses...........................     14.2           13.7            12.9         12.4       12.8
                                         -----          -----           -----        -----      -----
Operating income.....................     10.4            6.5             9.4          9.1       10.8
Interest expense.....................      2.1            2.9             2.1          2.2        2.0
Factoring expense....................      0.7            0.6             0.3          0.5        0.5
Other (income) expense, net..........     (1.0)           0.3             0.3          0.2         --
                                         -----          -----           -----        -----      -----
Income before income taxes...........      8.6            2.7             6.7          6.2        8.3
Provision for income taxes...........      3.6            0.7             2.3          2.1        3.0
                                         -----          -----           -----        -----      -----
          Net income.................      5.0%           2.0%            4.4%         4.1%       5.3%
                                         =====          =====           =====        =====      =====

THIRTY-NINE WEEKS ENDED JUNE 28, 1997 COMPARED TO THIRTY-NINE WEEKS ENDED JUNE 29, 1996

     Net Sales. Net sales through the first thirty-nine weeks of Fiscal 1997 were $115.6 million as compared to net sales of $86.6 million for the comparable period in Fiscal 1996, an increase of $29.0 million, or 33.5%. This increase was attributable to a 29.7% increase in the number of units shipped and a 3.0% increase in the average selling price per unit. These increases were primarily the result of increased market penetration and brand acceptance coupled with the recovery of the soft retail market during the second quarter of Fiscal 1996.

     Gross Profit. Gross profit through the first thirty-nine weeks of 1997 was $27.3 million, or 23.6% of net sales, as compared with $18.6 million, or 21.5% of net sales, during the comparable period in Fiscal 1996. The increase in gross profit percentage resulted primarily from a significant reduction in the level of markdowns that were required during the first thirteen weeks of Fiscal 1996. During the first several weeks of Fiscal 1996, a significant number of orders were canceled due to the soft retail market experienced by most major retailers. In an effort to control the cost of rising inventories and in anticipation of a continued weak retail market, the Company sold products below its normal selling prices and in some cases below its cost. Also, the Company recorded additional markdown allowances for any remaining excess inventory. During the latter part of Fiscal 1996, the retail market strengthened and the level of markdowns decreased significantly. This trend continued during the first thirty-nine weeks of Fiscal 1997 and the gross profit percentage returned to historical levels.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses through the first thirty-nine weeks of Fiscal 1997 were $14.7 million, or 12.8% of net sales, as compared to $10.8 million, or 12.4% of net sales, during the comparable period in Fiscal 1996. The increase in selling, general and administrative expenses was principally due to increases in distribution center labor and overhead cost, including increased amortization and depreciation related to the Company's new distribution center and other general and administrative expenses incurred as the Company's business grew. Additionally, accrued incentive based compensation for key employees was $1.3 million during the thirty-nine weeks ended June 28, 1997 as compared to $500,000 during the comparable period in Fiscal 1996. The increase in selling, general and administrative expenses as a percentage of net sales was primarily due to increases in the provision for doubtful accounts and consulting fees related to improvements in the Company's information systems.

     Interest Expense. Interest expense through the first thirty-nine weeks of Fiscal 1997 was $2.3 million as compared to $1.9 million for the comparable period in Fiscal 1996. The increase in interest expense was the result of higher average outstanding borrowings, offset in part by a lower average interest rate due to a re-negotiation of the Credit Agreement in November 1996.

     Income Taxes. The Company's effective income tax rate through the first thirty-nine weeks of Fiscal 1997 was 36.3% as compared with 34.2% in the comparable period in Fiscal 1996. The lower effective rate in the Fiscal 1996 period was due to the Company receiving the remaining benefit of previously unrecognized losses of an international subsidiary which was closed in Fiscal 1995.

     Net Income. As a result of the above factors, net income was $6.2 million through the first thirty-nine weeks of Fiscal 1997 as compared to $3.5 million for the comparable period in Fiscal 1996.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net Sales. Net sales for Fiscal 1996 were $117.4 million as compared to net sales of $110.1 million for Fiscal 1995, an increase of $7.3 million, or 6.6%. The increase was primarily the result of a 6.0% increase in the average selling price per unit. During the final thirty-nine weeks of Fiscal 1996, the retail market strengthened and the Company was able to significantly reduce the level of markdown and close out sales experienced during Fiscal 1995 and the first thirteen weeks of Fiscal 1996.

     Gross Profit. Gross profit for Fiscal 1996 was $26.2 million, or 22.3% of net sales, as compared to $22.2 million, or 20.2% of net sales, during Fiscal 1995. The increase in gross profit percentage was primarily attributable to an increase in the average selling price per unit without a corresponding increase in the average cost per unit. As a result of a progressive weakening of the retail market in 1995, the Company sold selected products at selling prices below normal sales prices. These markdowns were concentrated in the first thirteen weeks of Fiscal 1996 when significant amounts of orders were canceled. In limited cases, to control the costs of rising inventories, the Company sold products at prices that were below its costs. Also, the Company recorded additional markdown allowances for any remaining excess inventory. In addition, during Fiscal 1995, the Company incurred an increased amount of labor expense, including significant overtime, due to a shift toward smaller individual orders from customers. During the latter part of Fiscal 1996, order sizes returned to historical levels, which increased the average order size and led to a favorable impact on gross profit.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for Fiscal 1996 were $15.2 million, or 12.9% of net sales, as compared to $15.1 million, or 13.7% of net sales, for Fiscal 1995. Selling, general and administrative expenses as a percentage of net sales decreased slightly due to the Company's ability to leverage certain fixed overhead costs against the increased level of sales.

     Interest Expense. Interest expense for Fiscal 1996 was $2.5 million as compared to $3.2 million for Fiscal 1995. The decrease was due principally to lower average outstanding borrowings resulting from the reduction of working capital requirements, caused primarily by the reduction in average inventory levels throughout the year.

     Factoring Expense. Factoring expense for Fiscal 1996 was $373,000, or 0.3% of net sales, as compared to $708,000, or 0.6% of net sales, for Fiscal 1995. The decrease was primarily the result of a more favorable factoring arrangement entered into in October 1995.

     Income Taxes. The Company's effective income tax rate for Fiscal 1996 was 34.7% as compared with 27.6% for Fiscal 1995. The lower effective rate during Fiscal 1995 was primarily the result of the Company receiving the benefit of previously unrecognized losses of an international subsidiary. Management made the decision to cease the operation of this subsidiary in September 1995. Prior to this decision, these losses were not deductible for U.S. income tax purposes.

     Net Income. As a result of the above factors, net income for Fiscal 1996 was $5.2 million, or 4.4% of net sales, as compared to $2.2 million, or 2.0% of net sales, for Fiscal 1995.

FISCAL 1995 COMPARED TO FISCAL 1994

     Net Sales. Net sales for Fiscal 1995 were $110.1 million as compared to $100.4 million for Fiscal 1994, an increase of $9.7 million, or 9.7%. The increase was primarily due to a 15.9% increase in the number of units shipped which was offset, in part, by a 5.4% decrease in the average selling price per unit. Management believes that the increase in the number of units shipped was due to a combination of increased market penetration due to increased brand recognition, a trend of major retailers towards private label products as well as a shift in consumer preferences towards a more casual lifestyle. The Company also experienced a significant increase in the level of product sales at prices below its normal selling prices, which in turn caused a decrease in the average selling price per unit.

     Gross Profit. Gross profit for Fiscal 1995 was $22.2 million, or 20.2% of net sales, as compared to $24.7 million, or 24.6% of net sales, during Fiscal 1994. A progressive weakening of the retail market in 1995 had an adverse impact on gross profit by forcing the Company to offer more products at prices below normal selling prices. In an effort to control the cost of rising inventories and in anticipation of a continued weak retail market, the Company sold selected products below its cost. Also, the Company recorded additional markdown allowances for any excess inventory. In addition, during Fiscal 1995, the Company incurred an increased amount of labor expense, including significant overtime, due to a shift toward smaller individual orders from customers.

     Selling, General and Administrative Expense. Selling, general and administrative expenses for Fiscal 1995 were $15.1 million, or 13.7% of net sales, as compared to $14.3 million, or 14.2% of net sales, for Fiscal 1994. The increase in selling, general and administrative expenses was principally due to increased expenses in the areas of distribution center labor, overhead cost, and other general and administrative expenses due to the increased level of sales. Selling, general and administrative expenses as a percentage of net sales decreased slightly due to the Company's ability to leverage certain fixed overhead costs against the increased level of sales.

     Interest Expense. Interest expense for Fiscal 1995 was $3.2 million as compared to $2.1 million for Fiscal 1994. The increase was due to higher average outstanding borrowings due to the increase in working capital requirements, primarily caused by the increase in inventory levels.

     Other (Income) Expense. Other expense for Fiscal 1995 was $293,000, or 0.3% of net sales, as compared to other income of $983,000, or (1.0%) of net sales, for Fiscal 1994. The approximately $1.3 million change from Fiscal 1994 to Fiscal 1995 was primarily the result of a $1.1 million gain recorded in Fiscal 1994 related to the settlement of arbitration proceedings related to the original purchase of the Company.

     Income Taxes. The Company's effective income tax rate for Fiscal 1995 was 27.6% as compared with 42.1% for Fiscal 1994. During Fiscal 1994, the Company's effective tax rate was negatively impacted by the non-deductible nature of certain expenses related to the arbitration settlement. During Fiscal 1995, the Company's effective rate was positively impacted by its ability to deduct previously unrecognized losses of its international subsidiary.

     Net Income. As a result of the above factors, net income for Fiscal 1995 was $2.2 million, or 2.0% of net sales, as compared to $5.0 million, or 5.0% of net sales, for Fiscal 1994.

QUARTERLY RESULTS

     The following tables set forth, for the periods indicated, certain items in the Company's income statement in millions of dollars and as a percentage of net sales:

                                                               QUARTER ENDED
                              -------------------------------------------------------------------------------
                                           FISCAL 1995                              FISCAL 1996
                              -------------------------------------   ---------------------------------------
                              DEC. 31   APRIL 1   JULY 1   SEPT. 30   DEC. 30   MARCH 30   JUNE 29   SEPT. 28
                              -------   -------   ------   --------   -------   --------   -------   --------
Net sales...................   $21.9     $31.6    $27.8     $28.8      $20.4     $32.4      $33.8     $30.8
Gross profit................     5.0       6.7      5.5       5.0        3.1       7.5        8.0       7.6
Operating income............     1.7       2.8      1.7       1.0        0.1       3.8        4.0       3.1
Net income..................     0.5       0.9      0.3       0.5       (0.5)      1.8        2.2       1.7

                                     QUARTER ENDED
                              ----------------------------
                                      FISCAL 1997
                              ----------------------------
                              DEC. 28   MARCH 28   JUNE 28
                              -------   --------   -------
Net sales...................   $30.7     $40.6      $44.3
Gross profit................     6.7      10.0       10.6
Operating income............     2.3       4.9        5.3
Net income..................     0.9       2.5        2.8

                                                               QUARTER ENDED
                              -------------------------------------------------------------------------------
                                           FISCAL 1995                              FISCAL 1996
                              -------------------------------------   ---------------------------------------
                              DEC. 31   APRIL 1   JULY 1   SEPT. 30   DEC. 30   MARCH 30   JUNE 29   SEPT. 28
                              -------   -------   ------   --------   -------   --------   -------   --------
Net sales...................   100.0%    100.0%   100.0%    100.0%     100.0%    100.0%     100.0%    100.0%
Gross profit................    22.8      21.1     19.8      17.4       15.2      23.1       23.7      24.7
Operating income............     7.8       8.8      6.1       3.5        0.5      11.7       11.8      10.1
Net income..................     2.3       2.8      1.1       1.7       (2.5)      5.6        6.5       5.5

                                     QUARTER ENDED
                              ----------------------------
                                      FISCAL 1997
                              ----------------------------
                              DEC. 28   MARCH 29   JUNE 28
                              -------   --------   -------
Net sales...................   100.0%    100.0%     100.0%
Gross profit................    21.8      24.6       23.9
Operating income............     7.5      12.1       12.0
Net income..................     2.9       6.2        6.3

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary capital requirements have been the funding of the growth in operations and capital expenditures. The Company has historically financed its growth in sales and the resulting increase in inventory and receivables through a combination of operating cash flow and borrowings under the Credit Agreement.

     The Company generated (used) cash flows from operations of $12.6 million, $(4.8 million) and $4.6 million during Fiscal Years 1996, 1995 and 1994, respectively. The use of cash from operations during Fiscal 1995 was principally due to an increase in accounts receivable and a decrease in accounts payable. During Fiscal 1996, the Company was able to increase the amount of inventory financed by vendors, with accounts payable increasing $3.8 million while inventories increased only $848,000. This was due to an effort by management to decrease the production cycle time.

     During the thirty-nine weeks ended June 28, 1997, the Company generated $826,000 of cash from operations. This was primarily the result of net income of $6.2 million and a decrease in inventories of $3.7 million, offset by an increase in accounts receivable of $8.4 million and a decrease in accounts payable of $3.8 million. The increase in accounts receivable was primarily the result of a 44% increase in net sales in the thirteen weeks ended June 28, 1997 as compared to the thirteen weeks ended September 28, 1996. The decreases in accounts payable and inventories were primarily due to a seasonal reduction in production activity.

     The Credit Agreement consists of a $40 million revolving credit line (the "Facility"), a $3 million term note and a $5 million equipment loan facility. The amount available for borrowing under the Facility is determined pursuant to a formula based upon the levels of qualifying accounts receivable and eligible inventory, subject to the $40 million maximum ($5.5 million of which can be utilized for the issuance of letters of credit). As of September 28, 1996, $15.1 million, $1.0 million and $1.6 million were outstanding under the Facility, the term note and the equipment loan facility, respectively. As of September 28, 1996, the Company had approximately $7.2 million and $3.4 million available for additional borrowings under the Facility and the equipment loan facility, respectively. No additional borrowings are available under the term note. As of June 28, 1997, $17.9 million, $250,000 and $2.2 million were outstanding under the Facility, the term note and the equipment loan facility, respectively. As of June 28, 1997, the Company had approximately $11.0 million and $2.8 million available for additional borrowings under the Facility and the equipment loan facility, respectively. On a pro forma basis as of June 28, 1997, after giving effect to the Offering, including the application of the net proceeds to the Company therefrom, the Company would have approximately $27.6 million and $2.8 million available for additional borrowings under the Facility and the equipment loan facility, respectively. The Company's credit agreements contain significant financial and operating covenants, including requirements that the Company maintain minimum net worth levels and certain financial ratios, prohibitions on the ability of the Company to incur certain additional indebtedness and restrictions on its ability to make capital expenditures or to pay dividends. The Company is currently in compliance with all covenants under its credit agreements. On June 30, 1997, the Credit Agreement was automatically extended to September 30, 1998.

     The Company has historically financed its capital expenditures through a combination of operating cash flow and long-term borrowings. Capital expenditures were $10.1 million and $1.5 million for Fiscal 1996 and Fiscal 1995, respectively. During Fiscal 1996 the Company spent $6.1 million to acquire the building and land in Tampa, Florida which houses the distribution and administration functions as well as additional adjacent property for the purpose of constructing an approximately 110,000 square foot cutting facility. The resulting consolidated administration, distribution and cutting facilities are expected to increase efficiencies and accommodate anticipated increases in volume. The building and land acquisitions and construction of the new cutting facility were financed primarily through a new construction loan (the "Loan Agreement"). As of September 28, 1996 and June 28, 1997 outstanding borrowings under the Loan Agreement amounted to $6.3 million and $9.6 million, respectively. On July 18, 1997, the Company converted borrowings under the Loan Agreement to a ten-year term loan, having a 19-year amortization period. The Company expects capital expenditures to be approximately $6.0 million during Fiscal 1997, including $4.4 million spent during the first thirty-nine weeks of Fiscal 1997 primarily on building and land improvements ($2.0 million) and machinery and equipment additions ($2.0 million). The Company anticipates that the amounts available under the Credit Agreement will be sufficient to fund its remaining capital expenditures in Fiscal 1997.

     Pursuant to a factoring agreement (the "Factoring Agreement"), the Company factors substantially all of its accounts receivable. The Factoring Agreement provides that the factor will pay the Company an amount equal to the gross amount of the Company's accounts receivable from customers reduced by certain offsets, including among other things, discounts, returns and a commission payable by the Company to the factor. The commission equals 0.30% of the gross amount factored. For Fiscal 1996 and the thirty-nine weeks ended June 28, 1997, the Company paid commissions to the factor aggregating $373,000 and $589,000, respectively. The factor subjects all sales to its credit review process and assumes 99.85% of the credit risk for amounts factored. Funds are transferred to reduce outstanding borrowings under the Credit Agreement once payment is received from the factor. The factor pays the Company the receivable amount upon the earlier of (i) receipt by the factor of payment from the Company's customer or (ii) 120 days past the due date for such payment. The Factoring Agreement expires on September 30, 1998.

     At September 28, 1996 and at June 28, 1997, the Company had working capital of $25.5 million and $33.9 million, respectively. The increase in working capital was due primarily to an $8.4 million increase in accounts receivable, a $3.8 million reduction in accounts payable and a $1.1 million reduction in current installments of long-term debt and obligations under capital lease, offset, in part, by a $3.7 million reduction in inventories. The Company expects its working capital needs will continue to fluctuate based on seasonal increases in sales and accounts receivable and seasonal decreases in trade accounts payable.

     Management believes that the combination of existing working capital, funds anticipated to be generated from operating activities and the borrowing availability under the current and anticipated credit agreements will be sufficient to fund both short-term and long-term capital and liquidity needs of the Company.

BACKLOG

     At June 28, 1997, the Company had unfilled customer orders of approximately $93.3 million. Of such orders, approximately $41.0 million consist of orders scheduled for shipment in the current fiscal year and $52.3 million consist of orders scheduled for shipment in the fiscal year ending October 3, 1998 ("Fiscal 1998"). At June 30, 1996, the Company had unfilled customer orders of approximately $87.0 million. Of such orders, approximately $34.6 million consisted of orders scheduled for shipment during the then current fiscal year and $52.4 million consisted of orders scheduled for shipment during Fiscal 1997. Fulfillment of orders is affected by a number of factors, including revisions in the scheduling of manufacture and shipment of the product which, in some instances, depends on the demands of the retail consumer. Accordingly, a comparison of unfilled orders from period to period is not necessarily meaningful, and the level of unfilled orders at any given time may not be indicative of eventual actual shipments. See "Risk Factors -- Reliance on Key Customers."

EFFECTS OF INFLATION AND FOREIGN CURRENCY FLUCTUATIONS

     The Company does not believe that inflation has significantly affected its results of operations. The Company's purchases from foreign suppliers are made in U.S. dollars. Accordingly, the Company to date has not been materially adversely affected by foreign currency fluctuations.

SEASONALITY

     Historically, the Company's business has been seasonal, with slightly higher sales and income in the second and fourth thirteen week periods, just prior to and during the two peak retail selling seasons for spring and fall merchandise.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, Earnings Per Share. The overall objective of Statement 128 is to simplify the calculation of earnings per share ("EPS") and achieve comparability with the recently issued International Accounting Standard No. 33, Earnings Per Share. Statement 128 is effective for both interim and annual financial statements for periods ending after December 15, 1997. Earlier application is not permitted. The new standard, which will be implemented by the Company in the first thirteen weeks of Fiscal 1998, is not expected to have a significant impact on the Company's EPS.

                                    BUSINESS

GENERAL

     The Company produces high quality casual and dress men's apparel and provides major apparel retailers with comprehensive brand management programs. The Company's programs currently feature pants, shorts and denim jeans that are marketed under Company brands, private brands and licensed brand names. The Company distinguishes itself from traditional private label manufacturers by providing apparel retailers with customer, product and market analysis, apparel design, production, merchandising, and inventory forecasting. The Company markets its apparel through all major retail distribution channels, including department and specialty stores, national chains, catalog retailers, discount and mass merchants and wholesale clubs. Key customers include Dayton Hudson Corporation ("Dayton Hudson"), Federated Department Stores, Inc. (including Bloomingdale's and Macy's) ("Federated Department Stores"), JC Penney, May Department Stores Company ("May Co."), Nordstrom, Inc. ("Nordstrom"), Phillips-Van Heusen, Price/Costco and Sam's Club (a division of Wal-Mart). The Company's mission is to provide total customer satisfaction through a combination of quality, value and technology. Management believes that the Company provides its customers with high quality apparel and services supported by a commitment to advanced information, design and production technologies, and unique merchandising and operating strategies.

     The Company's apparel line focuses on basic, recurring styles that the Company believes are less susceptible to fashion obsolescence and less seasonal in nature than fashion styles. All of the Company's products are derived from six production platforms, or "chassis," each of which incorporates basic features requiring distinct manufacturing processes, such as inclusion of an elastic waistband, a jeansband or button-flap pockets. The six basic chassis are modified to produce separate styles through variations in cut, fabric and finish. This process enables the Company to achieve both manufacturing simplicity and efficiencies while producing a wide variety of products through distinctions in color and style. All products receive customer-specific labeling and packaging upon receipt of confirmation of a customer order. As a result, a common SKU, differentiated only by labeling and packaging, can be sold by both a high-end department store and a mass merchant at different retail price points. This merchandising strategy offers quick-response execution of customer orders without the associated risk of carrying customer-specific inventories. In Fiscal 1996, fifteen styles marketed under approximately 80 labels accounted for over 90% of the Company's net sales. These labels include Company brands such as Bay to Bay(R) and Banana Joe(TM), private brands such as Flyers(TM) and Flying A(R) and licensed brand names such as Bill Blass(R) and Generra(R).

     The Company manages the manufacture of substantially all of its products utilizing its approximately 300,000 square foot state-of-the-art fabric cutting, product labeling and distribution facilities located in Tampa, Florida, and independent garment assembly contractors located primarily in the Dominican Republic. The Company also sources certain finished garments from independent manufacturers located in Mexico, the Pacific Rim and the Middle East. The Company believes that its commitment to the use of independent contractors in the Dominican Republic anticipated the trend in the industry toward the use of the Caribbean and Mexico for production. The Company believes the establishment of its name and reputation in this area gives it a distinct competitive advantage.

     The Company utilizes advanced technology in all aspects of its business, including apparel design, materials sourcing, production planning and logistics, customer order entry and sales demand forecasting. The Company's dedication to technology produces greater efficiencies throughout the production process and results in high-quality products, low-cost production and enhanced customer order execution. The Company typically designs its apparel lines and customer programs by tracking its customers' store-level POS system data and responding to retail demand and trends on a per SKU basis. Apparel products are developed using a computer-aided-design ("CAD") system integrated with fabric cutting to maximize product quality and materials yield. Management believes that the Company's 92% average fabric utilization rate is among the highest in the apparel industry. The Company employs stringent quality control procedures throughout its operations, from raw materials production at supplier mills through finished goods shipping. In Fiscal 1996, the return rate for quality defects was less than one percent, evidencing the impact of the Company's quality control procedures.

     Accurate and timely order execution is achieved through electronic data interchange ("EDI") order entry and quick replenishment of core SKUs. In Fiscal 1996, substantially all orders were placed via EDI. Orders generally are shipped to the retailer within three working days of receipt of shipping instructions. The Company's systems enable it to further assist the retailer by tracking point-of-sale activity by SKU and forecasting consumer demand and seasonal inventory requirements on a daily basis.

     The Company was founded in 1927 and has been in continuous operation for seventy years. In 1989, the Company was acquired by members of senior management and an affiliate of the Selling Shareholders. Following the acquisition, management implemented the Company's current operating strategies. For Fiscal 1996, the Company reported net sales of $117.4 million and operating income of $11.0 million, representing five-year compound annual growth rates of 21% and 39%, respectively.

INDUSTRY

     According to The NPD Group, Inc., a retail industry research firm, the U.S. apparel industry totaled approximately $174.9 billion in retail sales in 1996. The industry grew approximately 2.3% and 5.8% in 1995 and 1996, respectively. In 1996, the men's bottoms (i.e., pants and shorts) business represented approximately 7.5% of the total apparel market. The men's bottoms segment tends to be relatively less cyclical than the apparel industry at large. In 1995 and 1996 retail sales of men's bottoms grew approximately 6.0% and 9.1%, respectively. In Fiscal 1995, Fiscal 1996 and the thirty-nine weeks ended June 28, 1997, the Company's net sales grew 9.7%, 6.6% and 33.5%, respectively, over comparable prior periods.

     Trend Toward High Quality Private Brand Apparel. The Company believes that there is an increased trend toward high quality, private brand apparel. Private brand apparel bears the retailer's own name or a proprietary brand name exclusive to the retailer. Producers are able to sell these garments at lower wholesale prices due to certain economies, including lower advertising and promotional costs, lack of brand name license fees and royalties, and the absence of "markdown" and other risks and expenses inherent in the brand-name apparel industry. As a result of the lower wholesale prices, private brand apparel generally provides higher margins for the retailer than brand name or designer products. Sales of private brand apparel represented 41.0% of total sales of men's apparel in Fiscal 1996, up from 39.3% in Fiscal 1995 and 37.0% in Fiscal 1994. The Company believes that this shift is due primarily to the education of consumers and retailers as to the benefits of private brand products. The Company believes consumers increasingly regard private brand products as less expensive than brand name products, but of equal or better quality. This increase in consumer demand for private brand garments, coupled with retailers' demands for higher margins, has resulted in retailers allocating more space to private brand products.

     Trend Toward Casual Dress. The Company believes that there is a growing trend in the United States toward casual dress, as reflected in the implementation of policies such as "casual Fridays." In addition, the Company believes that the number of people who work at home is increasing substantially and that outside of the workplace, people's social activities are focusing on a more casual lifestyle.

     Expansion of Caribbean and Mexican Production. Until recently, apparel was produced predominantly domestically or in the Pacific Rim countries. Since the passage of Section 807 of the Harmonized Tariff Schedule of the United States (now found under tariff subheading 9802.00.80, but herein referred to as "Section 807"), American apparel companies have increasingly utilized production facilities located in the Caribbean Basin, including the Dominican Republic. The Company believes that the Dominican Republic offers certain competitive advantages, including favorable pricing and better quality production, a long-standing and relatively stable production network, and much shorter transportation periods as compared to goods assembled in the Pacific Rim. Under
Section 807, customs duties on apparel products assembled in the Caribbean Basin may be offset by the costs incurred in the production of components in the United States (plus freight and insurance). More recently, the North American Free Trade Agreement ("NAFTA"), effective 1994, has permitted Mexican manufacturers to ship finished apparel products into the United States duty-free or at reduced duties. According to Sandler & Travis Trade Advisory Services, Inc., 1996 marked the first year in which apparel products exported to the United States from Mexico exceeded products exported from any other country, including China.

BUSINESS STRATEGY

     The Company seeks to become "The Leader in Private Brand"(TM) by being the leading marketer of private brand sportswear in its product categories across all retail channels. The key elements of the Company's business strategy are as follows:

          Focus on Private Brand Programs for Major Retailers. The apparel market is highly competitive, with a trend toward greater emphasis on private brand programs to improve retail margins. See
     "Business -- Industry." Retailers are increasingly finding it advantageous to outsource many aspects of their private brand programs. The Company believes it has positioned itself to take advantage of these trends by offering retailers customized comprehensive private brand programs encompassing: (i) merchandise planning and support; (ii) consistently high quality products; (iii) value-added services, such as custom labeling and packaging design, just-in-time electronic order execution, and retail profitability analysis; and (iv) access to state-of-the-art sales forecasting and inventory management systems. In addition, the Company will continue to promote these capabilities to increase sales of Company brands and licensed brand name apparel offered to multiple retail accounts.

          Commitment to Superior Quality Operations. The Company adheres to strict quality standards in every aspect of its operations, from sourcing of raw materials to providing continuing service following shipment to its customers. Product content and construction specifications, including the generous use of fabric to produce a fuller, more comfortable fit, are designed to minimize costly customer returns. The Company believes that its use of advanced technology and standard operating procedures results in the production of high quality products for its customers.

          Application of Advanced Technology. The Company employs advanced technology in every aspect of its operations. A CAD system is used to develop products and program fabric cutting to ensure color consistency and maximize material yield. The Company employs air table handling systems and the latest generation Gerber cutters in the cutting process to improve efficiency and significantly enhance output volumes. In addition, the Company's EDI system significantly enhances customer order execution and point-of-sale merchandise tracking. Sales forecasting, production planning and logistics and inventory management are performed on a proprietary system. The Company's production system is integrated with its customers' systems and enables the Company to track store level retail sell-through trends by SKU.

          Adherence to Standard Operating Procedures. Management has instituted comprehensive operating procedures for each stage of operations, from customer planning and marketing strategies through apparel design, materials costing, production planning and logistics, manufacturing, customer order execution, point of sale analysis and accounting and financial reporting. These procedures integrate each operating function to eliminate inefficiencies and maximize productivity. The Company's detailed operating procedures and extensive information systems enable management to monitor the performance of most operations on a daily basis, with daily exception reporting to identify and resolve deviations from forecast results.

          Focus on Core Production Chassis. The Company designs a core line of products suitable for marketing through virtually every apparel retail channel, differentiated among channels and customers only through customer-specific labeling, packaging and other brand identification techniques. The core line is developed from six standardized production chassis that enable the Company to maximize manufacturing productivity and product quality and minimize unit production costs and inventory risk. In Fiscal 1996, products derived from each of the Company's six production chassis were sold to customers in multiple distribution channels under approximately 80 different labels and point-of-sale packaging concepts.

          Maintain Low-Cost Production. The Company is committed to cost-sensitive, cost-controlled operations. To minimize unit production costs and mitigate inventory risks, the Company is organized to effect the shortest possible production cycle from receipt of raw materials through shipping of a customer order. The Company's unique chassis production strategy and focus on core product lines enable it to concentrate materials purchases, minimize materials inventories, dedicate assembly operations to individual styles and execute cost-effective production runs per style. The Company contracts for garment assembly on a standard cost-per-unit-produced basis with independent manufacturers that adhere to the Company's strict quality specifications and standard operating procedures. In Fiscal 1996, the Company's production cycle averaged 43 days and average inventory turnover was approximately four times.

          Commitment to Total Customer Satisfaction. The Company's key customer service capabilities include designing the customer's product line composition by SKU; developing brand, packaging and point-of-sale merchandising programs; determining the per store sales plan by SKU; and automatically replenishing store inventory and recommending changes to pricing and planned sales volumes based on store-level retail trends. These capabilities, leveraging the chassis-based product strategy, offer quick-response execution of customer orders without the cost and risk of carrying customer-specific inventories.

          Minimize Inventory Risk. Management regards inventory as a liability rather than an asset. The Company minimizes its inventory risks by (i) producing a focused line of core products that can be labeled and packaged upon receipt of a customer order confirmation, (ii) minimizing the production cycle and maximizing production flexibility, and (iii) tracking consumer demand trends by SKU on a per store basis. Management uses detailed cost specifications to monitor unit production cost variances.

GROWTH STRATEGY

     Internal Growth. The Company intends to grow internally through increased sales of core products to current customers, sales to new customers and expansion into complementary apparel product lines.

          Greater Penetration of Existing Accounts. The Company believes it has a significant opportunity to increase sales to existing customers. The Company believes that a majority of its customers are seeking to maintain a balance between brand name apparel items and private label items, recognizing that brand name items draw customer traffic and private label products provide a low-cost, high-quality alternative to brand name apparel. The Company believes that it can increase sales to existing customers by (i) offering a broader selection of men's casual, dress and denim pants, shorts and shirts, and (ii) increasing sales of specific proprietary or retailer-owned labels for customers seeking to build the breadth of their own private label lines. Management believes that its customers place a high degree of value on the Company's quality standards as well as the Company's commitment to its customer's inventory management and forecasting.

          New Account Growth. The Company currently sells to approximately 75 national and regional retailers in North America, and believes that there is significant opportunity to selectively increase its customer base. The Company continually evaluates potential customers based on the customer's
     (i) commitment to retailing high quality apparel, (ii) utilization of electronic commerce that will allow the Company's technological advantages to be realized, and (iii) potential sales volume of core products. The Company believes that retailers increasingly are adding private-brand programs and seeking vendor-managed inventory programs. The Company believes that its primary overseas competitors are unable to match the Company's ability to provide and test samples, respond via EDI, track unit production and shipment and monitor SKU sell through.

          New Product Introductions. While the Company is committed to providing its customers with a stable "core" product line, management does invest significant resources to remain current with the latest colors, fabrics and finishes. Management is continuously developing test products based on its research, and believes that its efforts to remain current are extremely important to building trust between the retailer and the retailer's customers. All new product lines are produced using the Company's "chassis" production concept and are designed to be complementary to existing product lines. In Fiscal 1995, the Company introduced dress pants, which through the first thirty-nine weeks of Fiscal 1997 represented approximately 6.5% of the Company's total revenues and were sold to approximately 26.7% of the Company's active customer base. Product lines introduced in Fiscal 1997 include men's casual shirts, which the Company believes are an attractive complement to its men's pants and shorts lines. Similarly, the Company has introduced a line of coordinated men's shirts, pants and shorts under a Company owned label, "Banana Joe." The management team has significant previous experience running businesses in these complementary product lines.

     Growth Through Acquisitions. A key element of the Company's growth strategy is to: (i) acquire established brands to expand the distribution of the Company's core products to existing and new customers; (ii) acquire complementary new product lines, such as men's shirts, suitable for the Company's brands and/or customer base; or (iii) enter into newly targeted areas of the apparel market, such as women's sportswear, through acquisition of targeted companies. The Company expects to expand into categories of the apparel market in which it can exploit its business strategies. The Company continually monitors acquisition opportunities, but currently has no arrangements or understandings with respect to any acquisitions.

PRODUCTS

     The Company produces a core line of high quality men's casual and dress pants, shorts and denim jeans. Most of the Company's apparel line focuses on basic, recurring styles that the Company believes are less susceptible to fashion obsolescence and less seasonal in nature than fashion styles. Key fabrics include 100% cotton and synthetic blends utilizing rayon, wool and polyester. Key fabric constructions include twill, denim, corduroy and wrinkle-free fabrication. The table below sets forth sales mix, expressed as a percentage of net sales, and retail price points per product category:

                                       FISCAL                THIRTY-NINE WEEKS ENDED
                               -----------------------    -----------------------------   CURRENT RETAIL
                               1994     1995     1996     JUNE 29, 1996   JUNE 28, 1997    PRICE RANGE
                               -----    -----    -----    -------------   -------------   --------------
Casual Pants.................   53.9%    48.5%    56.8%        49.2%           48.8%      $17.99-$39.99
Dress Pants..................     --      0.9      1.7          0.4             6.5        24.99- 39.99
Denim Jeans..................    7.6      7.8      7.1          7.0             5.0        16.99- 24.99
Shorts (including denim).....   38.5     42.8     34.4         43.4            39.7        11.99- 24.99
                               -----    -----    -----        -----           -----
                               100.0%   100.0%   100.0%       100.0%          100.0%

     The Company's design staff examines domestic and international trends in the apparel industry as well as industries completely outside the sphere of clothing manufacture, including the automobile, grocery and home furnishings industries, to determine trends in styling, color, consumer preferences and lifestyle. Virtually all of the Company's products are designed by its in-house staff utilizing CAD technology, which enables the Company to produce computer simulated samples that display how a particular style will look in a given color and fabric. The Company can quickly generate samples and alter the simulated samples in response to customer input. The use of CAD technology minimizes the time and costs associated with producing actual sewn samples prior to customer approval and allows the Company to create custom designed products meeting the specific needs of a customer. The Company's product content and construction specifications require the use of matched finish thread throughout the garment, surge seaming of all pockets, rigorous attention to seam construction, color matching of all components and the generous use of fabric to produce a fuller, more comfortable fit and minimize costly customer returns.

CUSTOMERS AND CUSTOMER SERVICE

     The Company markets its products across all major apparel retail channels to approximately 75 finer department and specialty stores, catalog retailers, discount merchants and wholesale clubs. The Company's products are sold at over 6,000 outlets throughout the United States, Canada, Mexico and Central America. Sales to the Company's five largest customers represented approximately 72.4% and 69.4% of net sales during Fiscal 1996 and the first thirty-nine weeks of Fiscal 1997, respectively. Sales to Wal-Mart (including Sam's Club, the nation's largest chain of wholesale clubs), Price/Costco and Phillips-Van Heusen accounted for approximately 25.9%, 16.6% and 13.8%, respectively, of net sales during Fiscal 1996 and 30.5%, 17.7% and 9.9%, respectively, of net sales during the first thirty-nine weeks of Fiscal 1997. The Company also sells its products to other major retailers, including Dayton Hudson, Federated Department Stores, JC Penney, May Co. and Nordstrom. Net sales to the Company's ten largest customers in Fiscal 1996 increased at a compound annual rate of 13.5% from Fiscal 1994 to Fiscal 1996, and 26.0% for the thirty-nine weeks ended June 28, 1997 as compared to the corresponding period in Fiscal 1996.

     Set forth below are comparative sales mix data, expressed as a percentage of net sales, by marketing channel:

                                                                   THIRTY-NINE WEEKS ENDED
                                             FISCAL             -----------------------------
                                     -----------------------      JUNE 29,        JUNE 28,
CHANNEL                              1994     1995     1996         1996            1997
-------                              -----    -----    -----    -------------   -------------
Wholesale club.....................   40.0%    29.8%    42.3%        44.6%           48.5%
Discount and mass merchant.........   30.1     31.3     21.4         19.9            20.3
National chain.....................   11.4     20.9     14.5         16.5            14.3
Department store...................    8.2      8.8     14.4         13.7            11.4
Specialty store....................    5.6      4.9      4.7          4.1             4.9
Catalog............................    3.1      2.5      1.1          0.9             0.2
Other..............................    1.6      1.8      1.6          0.3             0.4
                                     -----    -----    -----        -----           -----
                                     100.0%   100.0%   100.0%       100.0%          100.0%

     The Company offers its customers comprehensive brand management programs, which provide: (i) merchandise planning and support; (ii) consistently high quality products; (iii) value-added services, such as custom labeling and packaging design, just-in-time electronic order execution, and retail profitability analysis; and (iv) access to state-of-the-art sales forecasting and inventory management systems. In addition, the Company will continue to promote these capabilities to increase sales of Company brands and licensed brand name apparel offered to multiple retail accounts. The Company believes that close collaboration with its customers provides the Company's employees the opportunity to better understand the fashion, fabric and pricing strategies of the customer and leads to the generation of products that are more consistent with each customer's expectations. At the same time, the customer is given the opportunity, at minimal expense and risk, to benefit from the Company's substantial expertise in designing, packaging and labeling high quality products with a brand name look, but at a private label price.

PRODUCT LABELING AND PACKAGING

     The Company differentiates its products through customized labeling, point-of-sale packaging and other brand identification techniques. For most of its customers, the Company manages the design and production of labeling and packaging materials. Management regularly analyzes consumer product labeling and packaging and consumer targeting trends evident in other retailing formats, including the automobile, grocery and home furnishings industries. The Company can ship products directly to its customers' retail stores in floor-ready form and offers innovative packaging and display techniques, such as the "Big Pack," a floor-ready display developed especially for Sam's Club.

     For Fiscal 1996, the Company sold products bearing approximately 80 different labels to over 75 different customers. Of the $117.4 million in net sales for this period, 56.0% represented sales of private brands unique to a single retail customer and 44.0% represented sales of Company brands and licensed brand name apparel to multiple customers. Of the approximately 80 labels and brands active during this period, approximately 30 are controlled by the Company and approximately 50 are controlled by retailers.

MARKETING AND SALES

     The Company's products are sold by eleven sales representatives located in California, Florida, Illinois, Kansas, Massachusetts, Ohio, New York, Pennsylvania and Texas, each of whom has over eight years of experience in the apparel industry. One of such sales representatives is devoted exclusively to the sale and marketing of the Company's recently introduced Banana Joe(R) line of men's sportswear coordinates. The Company also maintains a sales and marketing support staff of six employees in Tampa dedicated to analyzing sales and marketing data.

     The Company offers each of its existing and prospective customers a marketing plan tailored to the customer's market niche. Using its marketing data and industry experience, the Company is able to create for each existing and prospective customer and each particular product a market plan that outlines optimum volume, timing and pricing strategies, markdown and sell-through trends and profit margins.

     The Company operates an EDI system, whereby the Company can accept EDI orders 24 hours a day and typically ship orders within three working days. In Fiscal 1996, substantially all orders were placed via EDI.

OPERATIONS

     The Company principally cuts its fabric at its Tampa facility for offshore finishing and assembly. The Company also imports finished goods, principally denim jeans and shorts from Mexico, the Pacific Rim and the Middle East. The Company believes that the use of numerous independent international suppliers to assemble components cut at the Company's facilities enables it to provide customers with high quality goods at significantly lower prices than if it operated its own assembly facilities. In Fiscal 1996, products originating from the Company's Tampa cutting facility and imported finished goods represented approximately 92.9% and 7.1%, respectively, of the products sold by the Company.

     Overview. The Company inventories, spreads, marks and cuts virtually all of the fabric used in the manufacture of its products at its own facility in Tampa, Florida. The components are then assembled outside the United States, principally in the Dominican Republic, and shipped back to the Company's Tampa facilities for labeling, packaging and distribution. In Fiscal 1996, the production cycle from receipt of raw materials through the availability for shipping of finished goods averaged 43 days, including raw materials inventory, transit and assembly. The Company customarily prepares, packs and ships customer orders within three working days of receipt of shipping instructions.

     Raw Materials Sourcing. The Company purchases raw materials, including fabrics, thread, trim and labeling and packaging materials, from domestic sources based on quality, pricing and availability. Prior to shipment, the Company undertakes a quality audit at its major suppliers to assure that quality standards are met. An additional quality audit is performed upon receipt of all raw materials. The Company maintains a laboratory at its Tampa, Florida facility in order to test the quality of raw materials. The Company has no long-term agreements with any of its suppliers. The Company projects raw material requirements through a series of planning sessions taking into account orders received and future projections by style and color. This data is then translated to the raw material components needed by production time frame in order to meet customers' requirements.

     Cutting. The Company believes that its domestic cutting facility provides it with substantial advantages over many of its competitors. Since 1989, the Company has invested in state-of-the-art computerized equipment for spreading, marking and cutting fabric. The Company's CAD system positions all component parts of a single garment in close proximity on the same bolt of fabric to ensure color consistency. This process also enables the Company to utilize approximately 92% of the fabric. The Company also has invested in air-table fabric handling equipment that reduces by more than one-half the number of workers required to handle a bolt of fabric in the cutting process. Two Gerber cutting systems, which include a state-of-the-art, computerized submerged-rail cutting component, significantly enhance the Company's production output. Quality audits in the cutting facility are performed during various stages, from spreading of fabric through preparation for shipment to independent manufacturers for assembly.

     Assembly. After the component parts are marked and cut, they are shipped by common carrier to independent foreign manufacturers, principally in the Dominican Republic, for assembly and finishing. The Company currently uses approximately 25 manufacturers in the Dominican Republic that specialize in assembling products on one or more chassis and adhere to the Company's specific operating procedures. The Company has used these manufacturers for an average of more than three years and enjoys, in effect, exclusive relations with 12 of them. Several of the Company's independent manufacturers utilize various equipment, including wrinkle-free processing ovens, owned by the Company. The Company is among relatively few U.S. apparel companies to use the Dominican Republic as its principal production base for assembling component parts. The Company believes that the Dominican Republic offers the Company certain competitive advantages, including favorable pricing and better quality production, a long-standing and relatively stable production network, and much shorter transportation periods than goods assembled in the Pacific Rim. In addition, U.S. customs duties programs, such as Section 807, facilitate assembly in the Caribbean Basin by completely eliminating or substantially reducing the customs duties on the import of assembled U.S. components.

     There are no material formal arrangements between the Company and any of its contractors, but the Company believes that its relations with its contractors are generally good. The Company is able to shift its sources of supply depending upon production and delivery requirements and cost, while at the same time reducing the need for significant capital expenditures, work-in-process inventory and a large production work force. The Company arranges for the assembly or production of its products primarily based on orders received. The Company has traditionally received a significant portion of its customers' orders prior to placement of its initial manufacturing orders. Many of these customer orders may change with respect to colors, sizes, allotments or assortments prior to the delivery date. The Company utilizes such orders and its experience to estimate production requirements in order to secure necessary assembly or manufacturing capacity. The Company inspects prototypes of each product before production runs are commenced. The Company also performs random in-line quality control checks during and after assembly before the garments leave the contractor. The Company currently has 21 full-time quality control personnel on-site in the Dominican Republic.

     Labeling, Packaging and Shipping. Upon confirmation of a customer order, the Company picks the appropriate items from its common inventory. Thereafter, the appropriate tags and labels, such as pocket flashers, jokers, woven labels, hang tags and leg tape, are sewn on or applied. The product is then packaged (e.g., placed on hangers or put in plastic packaging) and prepared for shipment in accordance with the customer's specifications. The Company generally ships orders within three days of receipt. Orders are shipped F.O.B. Tampa by customer or common carrier directly to the customer's individual stores or to its centralized distribution center. The customer pays the applicable freight charges. Final quality inspections occur when the finished garments are returned to the Company's Tampa facilities for labeling and packaging. The Company currently has 24 full-time quality control personnel employed in its Tampa facilities. As a result of its extensive quality control program, less than one percent of the products shipped by the Company during Fiscal 1996 were returned by its customers due to defects.

IMPORTS AND IMPORT REGULATIONS

     The Company presently imports garments under three separate scenarios having distinct customs and trade consequences: (i) imports of finished goods (mostly from the Pacific Rim and the Middle East); (ii) imports from the Caribbean Basin and Central America; and (iii) imports from Mexico.

     For direct importations (mostly from the Pacific Rim and the Middle East), imported garments are normally taxed at most favored nation ("MFN") tariffs and are subject to a series of bilateral quotas that regulate the number of garments that may be imported annually into the United States. The tariffs for most of the countries from which the Company currently imports or intends to import have been set by international negotiations under the auspices of the World Trade Organization ("WTO"). These tariffs generally range between 17% and 35%, depending upon the nature of the garment (e.g., shirt, pant), its construction and its chief weight by fiber. The principal sourcing alternatives that do not enjoy MFN rates in the Far East are Vietnam and Laos.

     In addition to these tariff rates, merchandise from virtually all the countries from which the Company imports is also subject to bilateral quota restraints, pursuant to U.S. domestic law or the multi-lateral Agreement on Textile and Clothing, which is under the auspices of the WTO. Most bilateral quotas are negotiated on a calendar year basis. After the United States and a particular country agree to a particular level of exports in a particular quota category (for instance, cotton men's bottoms (category 347)), the country that receives the quota has the right to determine the method by which such quota is assigned to its manufacturers. Some jurisdictions, such as Hong Kong, have a free market under which quotas are bought and sold. Most countries, however, assign it to the factories that actually produce the garments. Shipments which are exported to the United States must, in addition to the usual commercial documentation, have appropriate and official textile visas, in either an electronic or paper format, which confirm their quota status. This documentation must be filed prior to the admission and clearance of the merchandise into the United States. Accordingly, the Company usually demands that this paperwork be submitted prior to payment.

     The Company also imports garments from countries in the Caribbean Basin and Central America, most notably the Dominican Republic. Although much merchandise imported from these jurisdictions is subject to the identical tariff and quota consequences described above for Far Eastern importations, there are special circumstances which provide a unique tariff and quota preference for some merchandise sourced from the Caribbean Basin or Central America. The principal tariff advantage is the so-called "807" program. Under this program, merchandise produced under tariff subheading 9802.00.80, HTS, is admitted into the United States with a substantial tariff reduction. Specifically, this tariff provision provides a reduction in duty based on the value of exported U.S. components assembled into a product in a foreign jurisdiction which is subsequently reimported into the United States. In essence, the duty reduction is equal to the value of U.S. components incorporated into these assembled goods plus southbound international freight and insurance. For apparel products, such U.S. components normally consist of cut-to-shape U.S. fabric parts, finishing and trim (buttons, thread, etc.). In addition, if the fabric which is cut to create the cut component parts is also knitted, woven or formed in the United States, there is a special quota provision which provides for more liberalized access to the U.S. marketplace. This special quota provision is applicable only to certain Caribbean Basin, Central American and northern Latin American countries which have signed special agreements with the United States. Under the terms of these agreements, such products, known in the trade as "807A" or "Super 807" or "Guaranteed Access Level" products, are controlled through a much more liberal quota system. Accordingly, a country such as the Dominican Republic would have a regular quota for men's cotton bottoms produced through a normal cut, make and trim operation or through the traditional 807 process; at the same time, it would have a much bigger and, therefore, more liberal quota for merchandise produced from U.S. cloth under this Super 807 or 807A program. The Company produces significant garments under one or both of these particular programs. In those circumstances where garments qualify for both preferences, "807" and "807A," the merchandise is accorded both substantial and significant quota and tariff advantage over Pacific Rim, Middle Eastern or non-qualifying Western hemisphere goods.

     The Company also imports finished goods from Mexico under the North American Free Trade Agreement, commonly known as NAFTA. Under NAFTA, merchandise which qualifies is accorded reduced or duty-free access, depending upon the type of merchandise selected. The key requirement for NAFTA qualification for such garments is that the yarn, cloth, cut, sew and finish of the garments all take place within North America. This is commonly known as the "yarn-forward rule." Merchandise produced pursuant to these rules enters the United States at a preferential or at a zero rate and is not subject to any quota.

     In addition to the regular NAFTA program, certain imports made by the Company are also subject to a tariff preference which was created and enacted as part of the NAFTA-enabling legislation. This tariff provision, subheading 9802.00.90, HTS, provides for immediate duty-free and quota-free entry into the United States from Mexico of garments made from components which are cut to shape in the United States from U.S. knit, woven or formed cloth. This duty-free, quota-free entry would be available for pant products sourced from U.S. components cut from U.S. knitted/woven fabric. This merchandise, therefore, has an even more favorable treatment than merchandise being imported from the Caribbean Basin. The Company currently imports a limited amount of such merchandise from Mexico.

     Finally, non-NAFTA qualifying goods may be imported from Mexico. Such merchandise could be imported at reduced duty rates under the 807 (9802.00.80) program (cut in the U.S.), or special tariff rate quotas called "TPLs." Otherwise, it is subject to full duty. Such merchandise may also be subject to Mexican quotas which are effective for some products until 2004.

PERSONNEL

     At June 28, 1997, the Company had 714 employees, including 21 in the Dominican Republic. Of the total, approximately 102 hold executive and administrative positions, approximately 15 are engaged in design and merchandising, approximately 410 are engaged in production (e.g., marking, cutting and labeling), approximately 19 are engaged in sales, approximately 130 are engaged in distribution and approximately 38 are engaged in quality control. None of the Company's employees is subject to a collective bargaining agreement, and the Company considers its relations with its employees to be generally good.

     The Company is committed to developing and maintaining a well-trained workforce. The Company provides or pays for in excess of 20,000 hours of continuing education annually for its employees on subjects ranging from computers to foreign languages. The Company is equally committed to the well-being of its employees. The Company offers its full-time employees and their families a comprehensive benefits package that includes a 401(k) plan, a choice of group health insurance plans, term life insurance (with an option to purchase additional coverage), a choice of dental plans, and a vision plan. The Company also offers tuition reimbursement for business-related courses and pays a retirement bonus to persons employed by the Company for twenty-five years or more. The Company maintains a recreation area and health club facilities for the use and enjoyment of its employees and their families. The Company also enjoys long-standing relationships with certain of its independent assembly contractors in the Dominican Republic and has contributed financial resources to improving conditions for their employees.

MANAGEMENT INFORMATION SYSTEMS

     The Company believes that advanced information processing is important to maintain its competitive position. Consequently, the Company continues to upgrade its management information systems in order to maintain better control of its inventory and to provide management with information that is both more current and more accurate than was available previously. The Company's management information systems provide, among other things, comprehensive order processing, production, accounting and management information for the marketing, manufacturing, importing and distribution functions of the Company's business. The Company has purchased and implemented a software program that enables the Company to track, among other things, orders, manufacturing schedules, inventory and unit sales of its products. In addition, to support the Company's flexible inventory replenishment program, the Company has an EDI system through which customer inventories can be tracked and orders automatically placed by the retailer with the Company.

COMPETITION

     The apparel industry is highly competitive and the Company competes with numerous apparel manufacturers, including brand name and private label producers, and retailers which have established, or may establish, internal product development and sourcing capabilities. The Company's products also compete with a substantial number of designer and non-designer product lines. Many of the Company's competitors and potential competitors have greater financial, manufacturing and distribution resources than the Company. The Company believes that it competes favorably on the basis of quality and value of its programs and products, price, the production flexibility that it enjoys as a result of its cutting and labeling capabilities and its sourcing network, and the long-term customer relationships it has developed. Nevertheless, any increased competition from manufacturers or retailers, or any increased success by existing competition, could result in reductions in unit sales or prices, or both, which could have a material adverse effect on the Company's business and results of operations.

TRADEMARKS AND LICENSES

     The Company holds or has applied for over 75 U.S. trademark registrations covering its various brand names. The Company believes that its Flyers(TM), Flying A(R) and Bay to Bay(R) trademarks are material to its business. The word marks Flying A(R) and Bay to Bay(R) are registered with the United States Patent and Trademark Office. These registrations expire in 2005 and 2001, respectively, and are subject to renewal. There are applications pending with the United States Patent and Trademark Office for trademarks which include the Flyers(TM) and Flying A(R) names. Two of these applications have been opposed. Pursuant to separate license agreements, the Company has the exclusive rights to use (i) the Bill Blass(R) trademark with respect to casual pants and shorts, jeans and pre-hemmed dress pants distributed or sold in the United States, Mexico and Canada and (ii) the Generra(R) trademark with respect to the design, manufacture and wholesale in the United States and Canada of men's casual pants, shorts and dress slacks (excluding open bottom construction) and men's jean-constructed bottoms made of denim or heavy weight fabrics (excluding open bottom construc-

tion). These licenses expire in 2000 and 1999, respectively. The license agreement with respect to the Generra(R) trademark is subject to two renewal options that expire September 30, 2002 and 2005, respectively. The Company believes that it has the exclusive use of all of its owned and licensed trademarks.

FACILITIES

     The Company's corporate headquarters, cutting and warehouse facilities are situated on over 18 acres in Tampa, Florida and are owned by the Company. The Company has recently completed an approximately 110,000 square foot state-of-the-art cutting facility to provide an environment that will increase efficiencies and accommodate the Company's increasing volume. The new facility is located adjacent to the Company's administration and distribution facility (approximately 190,000 square feet). The Company's facilities are subject to a mortgage securing the Loan Agreement, which had an outstanding balance of $9.6 million at June 28, 1997. See Note 6 to the Consolidated Financial Statements. The Company also leases approximately 4,000 square feet of showroom offices in New York City. This lease expires in April 2004. The Company believes that its existing facilities are adequate to meet its current and foreseeable needs. The Company also believes its existing facilities are well maintained and in good operating condition.

LEGAL PROCEEDINGS

     On March 21, 1997, Levi Strauss & Co. brought suit against the Company in U.S. District Court for the Northern District of California. The complaint alleges, among other things, that the Company's Flyers(TM) trademark and certain trade dress used in the labeling and packaging of the Company's Flyers(TM) and Bay to Bay(R) products infringe upon certain of plaintiff's proprietary trademark and trade dress rights in violation of the federal Lanham Act and California law. The complaint seeks injunctive relief, as well as treble damages and attorneys' fees. Although the outcome of the litigation cannot be determined at this time, the Company believes it has meritorious defenses to, and intends to vigorously defend against, such allegations. Nevertheless, in an attempt to limit the Company's liability, if any, with respect to such alleged infringement, the Company has unilaterally altered the trademark and trade dress which are the subject of this litigation.

     On July 3, 1997, Out-of-Mexico Apparel, Ltd. brought suit against the Company in California Superior Court for, among other things, breach of contract, breach of an implied covenant of good faith and fair dealing, and violation of the California Unfair Business Practices Act. The complaint alleges that the Company entered into contracts for the manufacture of apparel with certain manufacturers in contravention of a customer non-disclosure and non-circumvention agreement between Out-of-Mexico Apparel, Ltd. and the Company. The complaint seeks compensatory damages and prejudgment interest, punitive damages and the costs of suit. Although the outcome of the litigation cannot be determined at this time, the Company intends to vigorously defend against such allegations.

     The Company is not involved in any other pending or threatened legal proceedings which the Company believes could reasonably be expected to have a material adverse effect on the Company's business or results of operations.

REORGANIZATION

     The Company was founded in 1927 under the name Tropical Garment Manufacturing Company. In 1989, the Company was acquired by William W. Compton, Michael Kagan and a predecessor in interest to Accel and Shakale through the purchase of the Company's outstanding capital stock by Tropical Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Apparel International Group, Inc., a Delaware corporation. A majority of Accel's shares are owned by Eloy S. Vallina-Laguera. See "Management" and "Principal and
Selling Shareholders." On August   , 1997, Apparel International Group, Inc. was
merged into Tropical Sportswear Int'l Corporation, a Florida corporation incorporated on January 27, 1997. Prior to the consummation of the Offering, the Company and Tropical Acquisition Corporation will be merged into Tropical Sportswear Int'l Corporation, which will become the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's Board of Directors consists of eight members divided into three classes, with the members of each class serving three-year terms. (The size of the Board of Directors will be automatically reduced to seven members if the Underwriters' over-allotment options are exercised to such an extent that Shakale's ownership falls below 5.0% of the outstanding Common Stock). The following table sets forth information, as of the date of this Prospectus, regarding the directors and executive officers of the Company.

                                                                                         TERM AS
                                                                                         DIRECTOR
NAME                       AGE                          POSITION                         EXPIRES
----                       ---                          --------                         --------
William W. Compton.......  53    Chairman of the Board, Chief Executive Officer and        2000
                                 Director
Richard J. Domino........  48    President
Michael Kagan............  58    Executive Vice President, Chief Financial Officer,        1998
                                 Treasurer, Secretary and Director
Jesus Alvarez-Morodo.....  51    Director                                                  2000
Eloy S.                    59    Director                                                  1999
  Vallina-Laguera........
Leslie J. Gillock........  41    Director                                                  1999
Donald H. Livingstone....  54    Director                                                  1999
Leon H. Reinhart.........  55    Director                                                  1998
David Garza..............  35    Director*                                                 1998

---------------

* In the event the Underwriters' over-allotment options are exercised to such an extent that Shakale's ownership falls below 5.0% of the issued and outstanding shares of Common Stock and the size of the Board of Directors is automatically reduced to seven, the seat presently occupied by Mr. Garza would cease to exist and, hence, Mr. Garza would no longer be a director.

     William W. Compton has served as Chairman of the Board, Chief Executive Officer and a Director of the Company since November 1989. He also served as President of the Company from November 1989 to November 1994. Mr. Compton has over 28 years of experience in the apparel industry. Prior to joining the Company, he served as President and Chief Operating Officer of Munsingwear, Inc., an apparel manufacturer and marketer, President/Executive Vice President of Corporate Marketing for five apparel divisions of McGregor/Faberge Corporation and President, U.S.A. and a director of Farah Manufacturing Corporation, a men's apparel manufacturer. Mr. Compton currently serves on the Board of Directors of the Brigham Young University Marriott School of Management.

     Richard J. Domino joined the Company in 1988 and has served as President of the Company since November 1994. Mr. Domino served as Senior Vice President of Sales and Marketing from January 1994 to October 1994 and Vice President of Sales from December 1989 to December 1993. He has over 23 years experience in apparel-related sales and marketing. Before joining the Company, Mr. Domino was employed by Thompson Sportswear, Inc., a men's apparel manufacturer and marketer, as its Sales Manager for the Northwest Territory, and by Haggar Corp., a men's apparel manufacturer and marketer, as its New Jersey Salesman.

     Michael Kagan has served as Executive Vice President, Chief Financial Officer, Treasurer, Secretary and a Director of the Company since November 1989. Mr. Kagan has more than 30 years experience in the apparel industry. Prior to joining the Company, Mr. Kagan served as Senior Vice President of Finance for Munsingwear, Inc. and as Executive Vice President and Chief Operating Officer of Flexnit Company, Inc., a manufacturer of women's intimate apparel.

     Jesus Alvarez-Morodo has served as a Director of the Company since November 1989. Mr. Alvarez-Morodo has been Vice Chairman of the Board of Elamex, S.A. de C.V., a manufacturing company controlled by Accel ("Elamex"), since 1995 and President and Chief Executive Officer of Accel since 1992. Accel is a publicly traded Mexican holding company having subsidiaries engaged in warehousing, distribution and manufacturing. He has been a director of Elamex since 1990. Mr. Alvarez-Morodo has held various positions with Accel and its predecessor, Grupo Chihuahua S.A. de C.V. ("Grupo Chihuahua"), and its subsidiaries since 1982, including Vice President from 1989 to 1992.

     Eloy S. Vallina-Laguera has served as a Director of the Company since November 1989. Mr. Vallina-Laguera has been Chairman of the Board of Accel and its predecessor, Grupo Chihuahua, since its inception in 1979, and Chairman of the Board of Elamex since 1990. He is also Chairman of Kleentex Corp., and an advisory director of Norwest Bank El Paso. Mr. Vallina-Laguera was Chairman of Banco Commercial Mexicano, later Multibanco Comermex, one of Mexico's largest commercial banks at that time, from 1971 until its expropriation in 1982.

     Leslie J. Gillock has served as a Director of the Company since August 1997. Ms. Gillock has served in various capacities with Fruit of the Loom, Inc. since 1978, including Vice President of Marketing since March 1995, Director of Marketing from January 1993 through February 1995, and Marketing Manager for Intimate Apparel from January 1989 through December 1992. She has over 19 years experience in the apparel industry.

     Donald H. Livingstone has served as a Director of the Company since August 1997. He has been a Teaching Professor at the Brigham Young University Marriott School of Management and the Director of its Center for Entrepreneurship since September 1994. From 1976 through March 1995, he was a partner with Arthur Andersen LLP. He joined Arthur Andersen LLP in 1966.

     Leon H. Reinhart has served as a Director of the Company since August 1997. Mr. Reinhart has been President, Chief Executive Officer and a director of First National Bank based in San Diego, California since May 1996. Prior to such time, he served as Chief Credit Officer and Deputy General Manager of Citibank Mexico from 1988 through April 1996. Mr. Reinhart's experience includes more than twenty years as a financial executive with Citibank, N.A. and its affiliates in a variety of domestic and international positions.

     David Garza has served as a Director of the Company since November 1989. Mr. Garza also has served as Chief Executive Officer of Madisa, S.A., a heavy equipment distributor, since 1990 and Industrias Intercontinental, S.A., a manufacturer of glazed tile, since 1986. He currently serves on the boards of directors of various corporations, including Madisa, S.A. and Industrias Intercontinental, S.A. since 1983 and Promotora Ambiental, S.A., a waste management company, and Desarrollos Inmobiliarios Delta, S.A., a real estate company, since 1991.

KEY EMPLOYEES

     Paul Anders has served as Senior Vice President of Information Systems of the Company since May 1992. Mr. Anders has over 23 years experience in information systems. Prior to joining the Company, Mr. Anders was Marketing Support Manager of Amdahl Corporation and Systems Supporting Manager of McDonnell Douglas.

     Thomas E. Bland, II joined the Company in January 1997 as Senior Vice President of Corporate Quality. Mr. Bland has over 15 years experience in strategic planning, quality, reengineering and operations analysis. Prior to joining the Company, Mr. Bland was a Strategic Operations Practice Leader for the Management Consulting Division of Grant Thornton, L.L.P. from January 1996 to January 1997. He previously spent seven years with Coopers and Lybrand L.L.P., where he was responsible for the Quality and Strategic Planning Practice for Coopers and Lybrand, L.L.P.'s Florida Management Consulting Practice. Mr. Bland is a past member of the Board of Directors of the Florida Sterling Council, a Certified Quality Engineer (as awarded by the American Society of Quality Control), an ISO 9000 Lead Auditor and a member of the Planning Forum.

     Garff Bryson has served as Senior Vice President of Sales & Marketing of the Company since January 1995. From December 1989 to December 1994, he served as Regional Vice President of Sales & Marketing of the Company. Mr. Bryson has over 34 years experience in sales and marketing. Prior to joining the Company, Mr. Bryson was Western Regional Sales Manager of Munsingwear, Inc., President of Marks Work Wearhouse Ltd. and Vice President of Sales & Marketing of Farah Manufacturing Corporation.

     Vicki Cortez has served as Vice President of Human Resources of the Company since February 1990. Ms. Cortez has over 25 years experience in employee and management development. Prior to joining the Company, Ms. Cortez owned and operated Cortez and Associates, an employee development consulting firm located in Phoenix, Arizona. Ms. Cortez also has 10 years experience in banking management and sales development. Ms. Cortez is the sister-in-law of Mr. Compton.

     Radhames Fernandez has served as Senior Vice President of 807 Operations of the Company since November 1993. Prior to that time, he served as Vice President of 807 Operations from 1992 to October 1993, Vice President of Dominican Operations from 1991 to 1992, and Contract Administrative Manager from 1988 to 1991. Mr. Fernandez joined the Company in 1983 as Quality Auditor in the Dominican Republic. Mr. Fernandez has over 13 years experience in the apparel industry.

     Thomas E. Lewis has served as Senior Vice President of Merchandising and Design of the Company since July 1996. Mr. Lewis has over 15 years experience in the apparel industry. Mr. Lewis joined the Company in May 1996 as Director of Merchandising and Sourcing. Prior to joining the Company, Mr. Lewis served as Vice President of Merchandising of North Bay Apparel, a men's apparel importer, from May 1995 to April 1996 and as a Buyer for Today's Man, a men's retail apparel chain, from May 1989 to March 1995.

     Sharon L. Perdue has served as Senior Vice President of Finance of the Company since October 1994. Prior to that time, she served as Vice President of Finance from October 1993 to September 1994, Vice President and Controller from June 1993 to September 1993 and Controller from July 1992 to May 1993. Ms. Perdue joined the Company in October 1990 as Assistant Controller. Prior to joining the Company, Ms. Perdue was Controller and Business Manager of Westside Communications/Dial Page and a Senior Auditor with Ernst & Young, LLP. Ms. Perdue has over 14 years experience in finance.

     Michael Straka has served as Senior Vice President of Manufacturing of the Company since September 1995. Mr. Straka joined the Company in January 1994 as Senior Vice President of Operations. Mr. Straka has over 26 years experience in the apparel industry. Prior to joining the Company, Mr. Straka was Vice President of 807 Operations for Perry Manufacturing Co. from December 1992 to December 1993. He also has served as Executive Vice President of Willis Geiger Inc. (a division of VF Corp.) and as Director of Product Development, Quality and Technical Service of Hanes Fabric Company, Inc.

     John Taylor has served as Senior Vice President of Operations of the Company since September 1995. Mr. Taylor has over 18 years experience in all aspects of manufacturing management, manufacturing automation, computer systems and software. Mr. Taylor joined the Company in August 1995 as Senior Vice President of Advance Technology & Logistics. Prior to joining the Company, Mr. Taylor was an Executive Engineer for Western Atlas, Inc., an automated production equipment manufacturer, from September 1994 to August 1995, and was engaged as an independent consultant for Hagans Ziegler Ltd. from December 1991 to September 1994. Mr. Taylor also has worked for Septor Electronics Corp., part of AEG Aktiengesellschaft, a division of Daimler-Benz, and the Consulting Division of Arthur Andersen LLP.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation paid to or earned by the Company's Chief Executive Officer and each of the Company's two other most highly compensated executive officers who earned more than $100,000 for the fiscal year ended September 28, 1996.

                           SUMMARY COMPENSATION TABLE

                                                             ANNUAL COMPENSATION
                                                             -------------------    ALL OTHER
NAME AND PRINCIPAL POSITION                                   SALARY     BONUS     COMPENSATION
---------------------------                                  --------   --------   ------------
William W. Compton
  Chairman of the Board and
  Chief Executive Officer..................................  $336,985   $387,200     $31,522(1)(2)
Richard J. Domino
  President................................................   184,615    200,000          --
Michael Kagan
  Executive Vice President,
  Chief Financial Officer,
  Treasurer and Secretary..................................   192,000    153,600      19,343(2)(3)

---------------

(1) Includes $25,000 in director's fees and $6,522 in grossed up premiums for term life insurance for the benefit of Mr. Compton and his family.
(2) After the completion of the Offering, directors who are executive officers of the Company will receive no compensation as such for service as members of either the Board of Directors or committees thereof.
(3) Includes $15,000 in director's fees and $4,343 in grossed up premiums for term life insurance for the benefit of Mr. Kagan and his family.

EMPLOYMENT AGREEMENTS

     Prior to the Offering, the Company had separate employment agreements with each of Messrs. Compton, Kagan and Domino. Under these agreements, Messrs. Compton, Kagan and Domino were entitled to annual base salaries of $390,000, $215,000, and $225,000, respectively, in Fiscal 1997. In addition, Mr. Compton and Mr. Kagan were entitled to receive annual bonuses based on the Company's earnings before interest payments and income taxes.

     The Company has entered into new employment agreements with each of Messrs. Compton, Kagan and Domino, which shall become effective as of the completion of the Offering. The employment agreement with Mr. Compton provides for an initial term of five years, with automatic renewals beginning at the end of the third year such that there shall remain at all times thereafter a rolling two-year term of employment. Notwithstanding the foregoing, in the event the agreement has not otherwise been terminated, it will terminate automatically at the end of the Company's fiscal year in which Mr. Compton reaches age 65. The agreement provides for an initial annual base salary of $390,000, subject to a minimum annual increase equal to the increase in the Consumer Price Index for all Urban Consumers -- All Items Index for Tampa, Florida ("CPI") for the immediately preceding twelve months. Mr. Compton is also entitled to an annual performance bonus of up to 110% of his base salary based on a comparison of the Company's average return on total capital employed over a four-year period as compared to an average target return on total capital as calculated for a select group of publicly traded apparel companies over the same period. To the extent authorized by the Board, Mr. Compton also shall be entitled to participate in such bonus programs and other benefit plans as are generally made available to other executive officers of the Company.

     The agreement may not be terminated by the Company prior to January 1, 1999 for any reason other than cause (as defined therein) or Mr. Compton's death or disability. If the agreement is terminated by the Company on or after January 1, 1999, for any reason other than cause or Mr. Compton's death or disability, the Company shall pay Mr. Compton a one-time, lump sum severance payment equal to the product of (i) the greater of two and the number of years (rounded to the nearest 1/12th of a year) remaining in the initial five-year term and (ii) the sum of Mr. Compton's average annual base salary and average annual bonus for the preceding three years. During the two-year period following termination of employment, Mr. Compton shall not engage in or have any impermissible financial interest in any business that is engaged in the merchandising, manufacturing, distribution or marketing of men's casual pants, shorts and jeans.

     The agreement also provides for a one-time, lump sum severance payment, in lieu of any other severance payment, if Mr. Compton elects to terminate his employment with the Company either for "good reason" (as defined therein) or upon a "change of control" of the Company. Upon termination for "good reason," the severance payment will equal the product of (i) the greater of two and the number of years (rounded to the nearest 1/12th of a year) remaining in the initial five-year term and (ii) the sum of Mr. Compton's average annual base salary and average annual bonus for the preceding three years. Upon termination upon a "change of control," the severance payment will equal, depending on the extent of the change of control, either (a) two times Mr. Compton's average annual base salary for the preceding three years or (b) two times the sum of Mr. Compton's average annual base salary and average annual bonus for the preceding three years. Under the agreement, a "change of control" shall be deemed to have occurred if (i) any person (other than certain exempt persons, including Messrs. Compton and Kagan, Accel, Shakale, the Company and their respective affiliates and associates) beneficially owns 25% or more of the outstanding shares of voting capital stock or (ii) immediately following the sale or transfer of substantially all of the Company's assets, or the merger or consolidation of the Company with or into another person, any person (other than certain exempt persons) shall beneficially own 25% or more of the surviving or acquiring person.

     The Company's employment agreement with Mr. Kagan is substantially the same as Mr. Compton's except that Mr. Kagan's initial annual base salary is $215,000 and his maximum annual performance bonus equals 80% of his base salary.

     The Company's employment agreement with Mr. Domino provides for an initial term of three years, with automatic renewals beginning at the end of the second year such that there shall remain at all times thereafter a rolling one-year term of employment. Notwithstanding the foregoing, in the event the agreement has not been otherwise terminated, it will terminate automatically at the end of the Company's fiscal year in which Mr. Domino reaches age 65. The agreement provides for an initial annual base salary of $225,000, subject to a minimum annual increase equal to the increase in the CPI for the immediately preceding twelve months. Mr. Domino is also entitled to an annual performance bonus up to 100% of his base salary. To the extent authorized by the Board, Mr. Domino also shall be entitled to participate in such bonus programs and other benefit plans as are generally made available to other executive officers of the Company.

     The agreement also provides for monthly severance payments if Mr. Domino's employment is terminated without cause (as defined therein) by the Company. The total severance payments will equal the product of (i) the greater of one and the number of years (rounded to the nearest 1/12th of a year) remaining in the initial three-year term and (ii) Mr. Domino's annual base salary at the time of termination.

STOCK OPTION PLANS

     The Company currently maintains two stock option plans to attract, motivate and retain key employees and members of the Board of Directors who are not employees of the Company. These stock option plans have been adopted by Board of
Directors and were approved by the shareholders of the Company on August   ,
1997.

     Employee Stock Option Plan. The Company's Employee Stock Option Plan (the "Employee Plan") provides for the grant of incentive or nonqualified stock options to purchase up to 500,000 shares of Common Stock. Upon the completion of the Offering, the executive officers named in the Summary Compensation Table will be granted options to purchase a total of 196,800 shares of Common Stock at the initial public offering price as follows: William W. Compton, 101,900 shares; Michael Kagan, 59,600 shares; and Richard J. Domino, 35,300 shares. All employees of the Company as a group, including these executive officers, will be granted options to purchase a total of 300,000 shares of Common Stock at the initial public offering price.

     Non-Employee Director Stock Option Plan. The Company's Non-Employee Director Stock Option Plan (the "Non-Employee Plan") provides for the grant of nonqualified stock options to purchase up to 200,000 shares of Common Stock to members of the Board of Directors who are not employees of the Company. As of the date of this Prospectus, such members held no options under the Non-Employee Plan. Each non-employee director shall be granted options to purchase 10,000 shares of Common Stock at the initial public offering price as of the effective date of the registration statement to which the Prospectus relates. Thereafter, on the date on which an outside director is initially elected or appointed, he or she shall automatically be granted options to purchase 10,000 shares of Common Stock. Each outside director also shall be granted options to purchase 10,000 shares of Common Stock on the day following each annual meeting of shareholders at which such outside director is re-elected. All options granted will have an exercise price equal to the then fair market value of the Common Stock. Options shall become exercisable over a period of three years in equal amounts.

     1996 Stock Option Grants. On December 18, 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan"). Pursuant to the 1996 Plan, options to purchase (after giving effect to the reorganization of the Company) 60,000 shares of Common Stock at a price per share of $10.50 were granted to employees of the Company, including the executive officers named in the Summary Compensation Table. The executive officers named in the Summary Compensation Table received options to purchase a total of 44,500 shares of Common Stock as follows: William W. Compton, 23,000 shares; Michael Kagan, 13,500 shares; and Richard J. Domino, 8,000 shares.

DIRECTOR COMPENSATION

     Directors who are executive officers of the Company receive no compensation as such for service as members of either the Board of Directors or committees thereof. Directors who are not executive officers of the Company receive $1,000 per Board and/or committee meeting attended, plus reimbursement of reasonable expenses. The outside directors are also eligible to receive options to purchase Common Stock under the Company's Non-Employee Director Stock Option Plan. See "Management -- Stock Option Plans -- Non-Employee Director Stock Option Plan."

COMMITTEES OF THE BOARD

     The Board of Directors has established committees whose responsibilities are summarized as follows:

     Audit Committee. The Audit Committee is comprised of Messrs. Alvarez-Morodo and Livingstone and Ms. Gillock, and is responsible for reviewing the independence, qualifications and activities of the Company's independent certified public accountants and the Company's financial policies, control procedures and accounting staff. The Audit Committee recommends to the Board the appointment of the independent certified public accountants and reviews and approves the Company's financial statements. The Audit Committee is also responsible for the review of transactions between the Company and any Company officer, director or entity in which a Company officer or director has a material interest.

     Compensation Committee. The Compensation Committee is comprised of Messrs. Compton, Reinhart and Vallina-Laguera and Ms. Gillock, and is responsible for establishing the compensation of the Company's directors, officers and other managerial personnel, including salaries, bonuses, termination arrangements, and other executive officer benefits.

     Stock Option Committee. The Stock Option Committee is comprised of Ms. Gillock and Messrs. Reinhart and Vallina-Laguera. The Stock Option Committee is responsible for the administration of the Employee Plan, including the recipients, amounts and terms of stock option grants, and the 1996 Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Compensation Committee recently was established in connection with the Offering. The members of the Compensation Committee are Messrs. Compton, Reinhart and Vallina-Laguera and

Ms. Gillock. Except for Messrs. Compton and Kagan, no officer or employee of the Company has participated in deliberations of the Board of Directors prior to the Offering concerning executive officer compensation.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of the date of this Prospectus, and as adjusted to reflect the sale of Common Stock offered hereby, with respect to: (i) each of the Company's directors and the executive officers named in the Summary Compensation Table; (ii) all directors and officers of the Company as a group;
(iii) the Selling Shareholders; and (iv) each person known by the Company to own beneficially more than 5% of the Common Stock. Unless otherwise indicated, each of the shareholders listed below has sole voting and investment power over the shares beneficially owned.

                                               SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                      OWNED                              OWNED
                                                PRIOR TO OFFERING      SHARES       AFTER OFFERING
                                               -------------------      BEING     -------------------
NAME                                            SHARES     PERCENT     OFFERED     SHARES     PERCENT
----                                           ---------   -------    ---------   ---------   -------
William W. Compton(1)........................    937,500    15.6%            --     937,500    12.3%
Richard J. Domino(2).........................         --      --             --          --      --
Michael Kagan(3).............................    562,500     9.4             --     562,500     7.4
Jesus Alvarez-Morodo(4)(5)...................         --      --             --          --      --
Eloy S. Vallina-Laguera(4)(5)................  2,250,450    37.5        650,000   1,600,450    21.1
Leslie J. Gillock(4).........................         --      --             --          --      --
Donald H. Livingstone(4).....................         --      --             --          --      --
Leon H. Reinhart(4)..........................         --      --             --          --      --
David Garza(4)(6)............................         --      --             --          --      --
Accel(5).....................................  2,250,450    37.5        650,000   1,600,450    21.1
Shakale(6)...................................  2,249,550    37.5      1,750,000     499,550     6.6
All directors and officers as a group (9
  persons)...................................  3,750,450    62.5%       650,000   3,100,450    40.8%

---------------

(1) Includes 228,000 shares held by the Compton Family Limited Partnership. Does not include 23,000 shares of Common Stock issuable upon the exercise of outstanding stock options or 101,900 shares of Common Stock issuable upon the exercise of stock options to be granted upon completion of the Offering. See "Management -- Stock Option Plans." The business address of Mr. Compton is 4902 West Waters Avenue, Tampa, Florida 33634.
(2) Does not include 8,000 shares of Common Stock issuable upon the exercise of outstanding stock options or 35,300 shares of Common Stock issuable upon the exercise of stock options to be granted upon the completion of the Offering. See "Management -- Stock Option Plans."
(3) Includes 562,500 shares held in the Kagan Family Limited Partnership. Does not include 13,500 shares of Common Stock issuable upon the exercise of outstanding stock options or 59,600 shares of Common Stock issuable upon the exercise of stock options to be granted upon the completion of the Offering. See "Management -- Stock Option Plans." The business address of Mr. Kagan is 4902 West Waters Avenue, Tampa, Florida 33634.
(4) Does not include 10,000 shares of Common Stock issuable upon the exercise of stock options to be granted upon the completion of the Offering. See "Management -- Stock Option Plans."
(5) Consists of shares held by Accel. Mr. Vallina-Laguera owns directly 146,791,192 shares, or 42.1%, of the outstanding common stock of Accel. In addition, he controls companies that hold 30,486,616 shares, or 8.8%, of the outstanding common stock of Accel. Mr. Alvarez-Morodo is the President and Chief Executive Officer of Accel. The business address of Mr. Vallina-Laguera is Av. Zarco No. 2401, Col. Zarco, Chihuahua, Chih., Mexico, and the business address of Mr. Alvarez-Morodo and Accel is Virginia Fabregas No. 80, Col. San Rafael, 06470 Mexico, D.F.
(6) Shakale is controlled by the father of Mr. Garza. The business address of Shakale is 1555 de la avenida 3 bis, calles 15 y 17, Apto. 1756-1000, San Jose, Costa Rica.

                              CERTAIN TRANSACTIONS

     The Audit Committee of the Board of Directors is responsible for reviewing all transactions between the Company and any officer or director of the Company or any entity in which an officer or director has a material interest. Any such transactions must be on terms no less favorable than those that could be obtained on an arms-length basis from independent third parties.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share. As of the date of this Prospectus, there were issued and outstanding 6,000,000 shares of Common Stock and 38,630 shares of Preferred Stock.

     The following description is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Cumulative voting in the election of directors is not permitted. Subject to preferences that may be granted to holders of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference, if any, which may be granted to the holders of Preferred Stock. Holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares or other securities, and there are no redemption or sinking fund provisions with respect to such shares. The issued and outstanding shares of Common Stock are, and the shares offered hereby will be upon payment therefor, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series and the rights and preferences thereof, including dividend rates, terms of redemption (including sinking fund provisions), redemption price or prices, voting rights, conversion rights and liquidation preferences of the shares constituting such series, without any further vote or action by the Company's shareholders. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, an issuance of Preferred Stock could result in a class of securities outstanding that would have preferences over the Common Stock with respect to dividends and liquidations, and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock.

     As of the date of this Prospectus, there were issued and outstanding 38,630 shares of Special Preferred Stock. Shares of this Special Preferred Stock are redeemable at the option of the Company at a redemption price of $100 per share. The Company intends to use a portion of the net proceeds from the Offering to redeem all of said shares.

CERTAIN ANTI-TAKEOVER EFFECTS

     The Florida Business Corporation Act (the "Florida Act"), the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and the Company's Amended and Restated Bylaws (the "Bylaws") contain provisions that could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage certain types of transactions described below, which may involve an actual or threatened change of control of the Company. The provisions are designed to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of the Board in connection with the transaction. However, certain of these provisions may discourage a future acquisition of the Company not approved by the Board in which shareholders might receive the maximum value for their shares or which a substantial number and perhaps even a majority of the Company's shareholders believes to be in the best interests of all shareholders. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so. See "Risk Factors -- Anti-Takeover Provisions."

     Statutory Provisions. The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law unless the corporation has elected to opt out of such provisions in its articles of incorporation or (depending on the provision in question) its bylaws. The Company has not elected to opt out of these provisions. The Florida Act contains a provision that prohibits the voting of shares in a publicly held Florida corporation which are acquired in a "control share acquisition" unless the board of directors approves the control share acquisition or the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; and (iii) a majority or more of such voting power. This statutory voting restriction is not applicable in certain circumstances set forth in the Florida Act.

     The Florida Act also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder,
(ii) the interested shareholder has owned at least 80% of the Company's outstanding voting shares for at least five years, or (iii) the transaction is approved by the holders of two-thirds of the Company's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who, together with affiliates and associates thereof, beneficially owns (as defined in Section 607.0901(1)(e), Florida Statutes) more than 10% of the Company's outstanding voting shares.

     Classified Board of Directors. Under the Company's Articles of Incorporation and Bylaws, the Board of Directors of the Company is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. In addition, pursuant to the Company's Articles of Incorporation, Accel currently has the right to nominate two persons to stand for election to the Company's eight-member Board of Directors, and Shakale and separate family limited partnerships controlled by Messrs. Compton and Kagan, respectively, each currently has the right to nominate one person to stand for election to the Company's eight-member Board of Directors. (In the event the Underwriters' over-allotment options are exercised to such an extent that Shakale's ownership falls below 5.0% of the outstanding Common Stock, the Company's Board of Directors will be reduced automatically to seven members and Shakale will not have any special nomination rights. As a result of such reduction in the size of the Board, the seat presently occupied by David Garza, Jr. would cease to exist and, hence, Mr. Garza would no longer be a director of the Company.) Moreover, Accel, Shakale and Messrs. Compton and Kagan and their respective family limited partnerships have entered into a shareholder's agreement pursuant to which, among other things, each of them has agreed to vote the shares of Common Stock owned or controlled thereby for the election as directors of the nominees of the other parties pursuant to their special nomination rights. In light of the foregoing, such persons will effectively have the ability to significantly influence the election of the Company's directors and the outcome of all other issues submitted to the Company's shareholders.

     The Company's Articles of Incorporation also provide that any vacancies on the Board of Directors shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, and that any director may be removed from office, but only for cause.

     Special Voting Requirements. The Company's Articles of Incorporation provide that actions by the shareholders may be taken at an annual or special meeting of the shareholders or by written consents executed by the holders of outstanding voting shares having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all voting shares were present and voted. The Articles of Incorporation provide that special meetings of the shareholders may be called by only a majority of the members of the board of directors, the Chairman of the Board, the Chief Executive Officer of the Company, or the holders of not less than 25% of the Company's outstanding voting shares. Under the Company's Bylaws, shareholders will be required to comply with advance notice provisions with respect to any proposal submitted for shareholder vote, including nominations for elections to the Board of Directors. The Articles of Incorporation and Bylaws of the Company contain provisions requiring the affirmative vote of the holders of at least two-thirds of the Common Stock to amend certain provisions thereof.

     The foregoing provisions of the Florida Act and the Company's Amended and Restated Articles of Incorporation and Bylaws could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Firstar Trust Company, Milwaukee, Wisconsin.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of the Offering, the Company will have 7,600,000 shares of Common Stock outstanding. Of these shares, the 4,000,000 shares of Common Stock sold in the Offering (4,600,000 shares if the Underwriters' over-allotment options are exercised in full) will be freely tradeable by persons other than affiliates of the Company, without restriction under the Securities Act.

     The remaining 3,600,000 shares of Common Stock (3,000,000 shares if the Underwriters' over-allotment options are exercised in full) will be "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. All 3,600,000 (3,000,000 if the Underwriters' over-allotment options are exercised in full) of the restricted shares will be beneficially owned by persons who are affiliates of the Company and after the date of this Prospectus, will be eligible for public sale pursuant to Rule 144, subject to the volume restrictions discussed below. However, all of such restricted shares are subject to lockup restrictions. Pursuant to these restrictions the holders of these restricted shares, including certain of the Company's executive officers and directors, have agreed that they will not, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or transfer (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other disposition or transfer of) any shares of Common Stock or any other securities convertible into, or exercisable or exchangeable for, shares of Common Stock or other similar securities of the Company, currently beneficially owned or hereafter acquired by such persons, for a period of 180 days from the date of this Prospectus. After such 180-day period, this restriction will expire and shares permitted to be sold under Rule 144 would be eligible for sale. Prudential Securities Incorporated may, in its sole discretion, at any time and without prior notice, release all or any portion of the shares of Common Stock subject to such agreements.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned his or her shares for at least one year (including the prior holding period of any prior owner other than an affiliate) is entitled to sell within any three-month period that number of shares which does not exceed the greater of 1% of the outstanding shares of the Common Stock, or the average weekly trading volume during the four calendar weeks preceding each such sale. Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not or has not been deemed an "affiliate" of the Company for at least three months, and who has beneficially owned shares for at least two years (including the holding period of any prior owner other than an affiliate) would be entitled to sell such shares under Rule 144 without regard to the limitations discussed above.

     Upon the completion of the Offering, there will be outstanding options to purchase 420,000 shares of Common Stock, of which options to purchase 60,000 shares granted under the 1996 Plan are vested and will become exercisable from 1998 through 2000 at $10.50 per share. The remaining 360,000 options to be granted under the Employee Plan and the Non-Employee Plan will vest and become exercisable from 1998 through 2000 at a price per share equal to the initial public offering price. In addition, options for the purchase of 200,000 and 140,000 additional shares of Common Stock will remain available for issuance under the Employee Plan and Non-Employee Plan, respectively, following the completion of the Offering. The Company intends to file one or more Registration Statements on Form S-8 to register under the Securities Act all of the 760,000 shares of Common Stock that are issuable upon the exercise of outstanding stock options and that may be subject to stock options that are issuable in the future under the Employee Plan and the Non-Employee Plan. These registration statements are expected to be filed as soon as practicable after the Offering and are expected to become effective immediately upon filing. Shares covered by the registration statements will be eligible for sale in the public market after the effective date of the registration statements, subject to Rule 144 limitations applicable to affiliates of the Company. See "Management -- Stock Option Plans."

     Prior to the Offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated and Oppenheimer & Co., Inc. are acting as Representatives, have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders, the number of shares of Common Stock set forth below opposite their respective names:

                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
Prudential Securities Incorporated..........................
Oppenheimer & Co., Inc......................................

                                                              ---------
          Total.............................................  4,000,000
                                                              =========

     The Company and the Selling Shareholders are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through the Representatives, have advised the Company and the Selling Shareholders that they propose to offer the shares of Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of
$          per share; and that such dealers may reallow a concession of
$          per share to certain other dealers. After the initial public offering, the offering price and the concessions may be changed by the Representatives.

     The Selling Shareholders have granted to the Underwriters options, exercisable for 30 days from the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such options solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such options to purchase are exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriters' name in the preceding table bears to 4,000,000.

     The Company, its executive officers and directors, and the Selling Shareholders have agreed that they will not, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase, or otherwise dispose of or transfer (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other disposition or transfer of) any shares of Common Stock or any other securities convertible into, or exercisable for shares of Common Stock or other similar securities of the Company, currently beneficially owned or hereafter acquired by such persons, for a period of 180 days after the date of this Prospectus. Prudential Securities Incorporated may, in its sole discretion, at any time and without prior notice, release all or any portion of the shares of Common Stock subject to such agreements.

     The Company and the Selling Shareholders have agreed to indemnify the several Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     In connection with the Offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the Securities and Exchange Commission, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following the closing of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 600,000 shares of Common Stock, by exercising the Underwriters' over-allotment options referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined through negotiation among the Company, the Selling Shareholders and the Representatives of the Underwriters. Among the factors to be considered in making such determination will be the prevailing market conditions, the results of operations of the Company in recent periods relevant to its prospects and the prospects for its industry in general, the management of the Company and the market prices of securities for companies in businesses similar to that of the Company.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby by the Company will be passed upon for the Company by Foley & Lardner, Tampa, Florida. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Selling Shareholders by Winthrop, Stimson, Putnam & Roberts, New York, New York, and for the Underwriters by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

     The consolidated financial statements of Tropical Sportswear Int'l Corporation at September 28, 1996 and September 30, 1995, and for each of the three years in the period ended September 28, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part) under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in the Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The address of such web site is http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Income...........................  F-4
Consolidated Statements of Shareholders' Equity.............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Tropical Sportswear Int'l Corporation

     We have audited the accompanying consolidated balance sheets of Tropical Sportswear Int'l Corporation as of September 30, 1995 and September 28, 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tropical Sportswear Int'l Corporation at September 30, 1995 and September 28, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 28, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Tampa, Florida
November 27, 1996,
except as to the third paragraph of Note 13, as to which the date is August   ,
1997

--------------------------------------------------------------------------------

     The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 13 to the financial statements.

                                                     /s/  ERNST & YOUNG LLP
                                          --------------------------------------

Tampa, Florida
August 12, 1997

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                            SEPTEMBER 30,   SEPTEMBER 28,    JUNE 28,
                                                                1995            1996           1997
                                                            -------------   -------------   -----------
                                                                                            (UNAUDITED)
                                                ASSETS
Current assets:
  Cash....................................................     $    68         $   261        $   502
  Accounts receivable.....................................      20,901          20,197         28,294
  Inventories.............................................      22,434          23,282         19,546
  Deferred income taxes...................................       1,498           1,816          1,708
  Prepaid income taxes....................................       1,167             269             --
  Prepaid expenses........................................         186             163            564
                                                               -------         -------        -------
          Total current assets............................      46,254          45,988         50,614
Property and equipment....................................      11,004          20,145         24,606
  Less accumulated depreciation and amortization..........       2,691           3,475          4,424
                                                               -------         -------        -------
                                                                 8,313          16,670         20,182
Other assets..............................................         252             350            219
Excess of cost over fair value of net assets of acquired
  subsidiary, less accumulated amortization of $57, $68
  and $78 at September 30, 1995, September 28, 1996 and
  June 28, 1997, respectively.............................         418             407            397
                                                               -------         -------        -------
          Total assets....................................     $55,237         $63,415        $71,412
                                                               =======         =======        =======
                                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................     $10,086         $13,949        $10,169
  Accrued expenses........................................       1,654           1,581          2,549
  Accrued incentive compensation..........................         789           2,365          1,852
  Income taxes payable....................................          --              --            629
  Current installments of long-term debt..................       1,573           2,155            986
  Current installments of obligations under capital
     leases...............................................         497             455            525
                                                               -------         -------        -------
          Total current liabilities.......................      14,599          20,505         16,710
Long-term debt............................................      26,231          23,676         28,999
Obligations under capital leases..........................         944             486            741
Deferred income taxes.....................................         252             366            413
Commitments and contingencies
Shareholders' equity:
  Preferred stock, $.01 par value; 10,000,000 shares
     authorized; 38,630 shares issued and outstanding.....       3,863           3,863          3,863
  Common stock, $.01 par value; 50,000,000 shares
     authorized; 6,000,000 shares issued and
     outstanding..........................................          60              60             60
  Retained earnings.......................................       9,288          14,459         20,626
                                                               -------         -------        -------
          Total shareholders' equity......................      13,211          18,382         24,549
                                                               -------         -------        -------
          Total liabilities and shareholders' equity......     $55,237         $63,415        $71,412
                                                               =======         =======        =======

                            See accompanying notes.

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                        YEAR ENDED                   THIRTY-NINE WEEKS ENDED
                                        ------------------------------------------   -----------------------
                                        OCTOBER 1,   SEPTEMBER 30,   SEPTEMBER 28,    JUNE 29,     JUNE 28,
                                           1994          1995            1996           1996         1997
                                        ----------   -------------   -------------   ----------   ----------
                                                                                           (UNAUDITED)
Net sales.............................  $ 100,359      $ 110,064       $ 117,355      $  86,593    $ 115,608
Cost of goods sold....................     75,677         87,858          91,132         67,967       88,327
                                        ---------      ---------       ---------      ---------    ---------
Gross profit..........................     24,682         22,206          26,223         18,626       27,281
Selling, general and administrative
  expenses............................     14,291         15,060          15,189         10,754       14,745
                                        ---------      ---------       ---------      ---------    ---------
Operating income......................     10,391          7,146          11,034          7,872       12,536
Other (income) expense:
  Interest expense....................      2,115          3,160           2,498          1,880        2,263
  Factoring expense...................        668            708             373            409          589
  Other, net..........................       (983)           293             247            224           (1)
                                        ---------      ---------       ---------      ---------    ---------
                                            1,800          4,161           3,118          2,513        2,851
                                        ---------      ---------       ---------      ---------    ---------
Income before income taxes............      8,591          2,985           7,916          5,359        9,685
Provision for income taxes............      3,613            825           2,745          1,832        3,518
                                        ---------      ---------       ---------      ---------    ---------
Net income............................  $   4,978      $   2,160       $   5,171      $   3,527    $   6,167
                                        =========      =========       =========      =========    =========
Net income per common share...........  $    0.83      $    0.36       $    0.86      $    0.59    $    1.03
                                        =========      =========       =========      =========    =========
Weighted average number of shares used
  in the calculation..................  6,015,000      6,015,000       6,015,000      6,015,000    6,015,000
                                        =========      =========       =========      =========    =========

                            See accompanying notes.

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                 PREFERRED STOCK    COMMON STOCK
                                                 ---------------   ---------------   RETAINED
                                                 SHARES   AMOUNT   SHARES   AMOUNT   EARNINGS    TOTAL
                                                 ------   ------   ------   ------   --------   -------
Balance at October 2, 1993.....................    39     $3,863   6,000     $60     $ 2,150    $ 6,073
          Net income...........................    --         --      --      --       4,978      4,978
                                                   --     ------   -----     ---     -------    -------
Balance at October 1, 1994.....................    39      3,863   6,000      60       7,128     11,051
          Net income...........................    --         --      --      --       2,160      2,160
                                                   --     ------   -----     ---     -------    -------
Balance at September 30, 1995..................    39      3,863   6,000      60       9,288     13,211
          Net income...........................    --         --      --      --       5,171      5,171
                                                   --     ------   -----     ---     -------    -------
Balance at September 28, 1996..................    39      3,863   6,000      60      14,459     18,382
          Net income (Unaudited)...............    --         --      --      --       6,167      6,167
                                                   --     ------   -----     ---     -------    -------
Balance at June 28, 1997 (Unaudited)...........    39     $3,863   6,000     $60     $20,626    $24,549
                                                   ==     ======   =====     ===     =======    =======

                            See accompanying notes.

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                      THIRTY-NINE WEEKS
                                                        YEAR ENDED                          ENDED
                                        ------------------------------------------   -------------------
                                        OCTOBER 1,   SEPTEMBER 30,   SEPTEMBER 28,   JUNE 29,   JUNE 28,
                                           1994          1995            1996          1996       1997
                                        ----------   -------------   -------------   --------   --------
                                                                                         (UNAUDITED)
OPERATING ACTIVITIES
Net income............................   $ 4,978        $ 2,160        $  5,171      $ 3,527    $ 6,167
Adjustments to reconcile net income to
  net cash provided (used) by
  operating activities:
  Gain on settlement of purchase
     price............................    (1,863)            --              --           --         --
  Loss on disposal of property and
     equipment........................        13            215             152          152         47
  Depreciation and amortization.......       953          1,226           1,431        1,027      1,541
  Provision for doubtful accounts.....        --             --              --           --        331
  Deferred income taxes...............      (229)           327            (204)        (153)       155
  Changes in operating assets and
     liabilities:
     (Increase) decrease in assets:
       Accounts receivable............      (882)        (3,396)            704       (3,592)    (8,428)
       Inventories....................    (3,549)         1,060            (848)       4,806      3,736
       Prepaid income taxes...........        --         (1,167)            898        1,235        269
       Prepaid expenses and other
          assets......................      (324)            94            (119)      (1,002)      (296)
     Increase (decrease) in
       liabilities:
       Accounts payable...............     4,621         (4,476)          3,863        1,813     (3,780)
       Accrued expenses...............      (157)           689             (73)          63        968
       Accrued incentive
          compensation................       709           (758)          1,576          642       (513)
       Income taxes payable...........       335           (732)             --           --        629
                                         -------        -------        --------      -------    -------
Net cash provided (used) by operating
  activities..........................     4,605         (4,758)         12,551        8,518        826
INVESTING ACTIVITIES
Capital expenditures..................    (5,089)        (1,467)        (10,119)      (7,894)    (4,407)
Proceeds from sale of property and
  equipment...........................        19             39             234          234          9
                                         -------        -------        --------      -------    -------
Net cash used by investing
  activities..........................    (5,070)        (1,428)         (9,885)      (7,660)    (4,398)
FINANCING ACTIVITIES
Proceeds of long-term debt............     3,104            803           7,330        6,964      4,246
Principal payments of long-term
  debt................................      (394)        (1,750)         (1,628)      (1,147)    (2,860)
Principal payments of capital
  leases..............................      (272)          (540)           (500)        (394)      (341)
Net proceeds from (repayment of) long-
  term revolving credit line
  borrowings..........................    (1,897)         7,333          (7,675)      (6,217)     2,768
                                         -------        -------        --------      -------    -------
Net cash provided (used) by financing
  activities..........................       541          5,846          (2,473)        (794)     3,813
                                         -------        -------        --------      -------    -------
Net increase (decrease) in cash.......        76           (340)            193           64        241
Cash at beginning of period...........       332            408              68           68        261
                                         -------        -------        --------      -------    -------
Cash at end of period.................   $   408        $    68        $    261      $   132    $   502
                                         =======        =======        ========      =======    =======

                            See accompanying notes.

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    THREE YEARS ENDED SEPTEMBER 28, 1996 AND
               THIRTY-NINE WEEKS ENDED JUNE 28, 1997 (UNAUDITED)
                                 (IN THOUSANDS)

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Tropical Sportswear Int'l Corporation (the Company) and its wholly-owned subsidiary, Apparel Network Corporation (see Note 13). All significant intercompany balances and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS

     The Company's principal line of business is the marketing, design, manufacture and distribution of men's casual pants and shorts. The principal markets for the Company include major retailers within the United States. The Company subcontracts the assembly of substantially all of its products with independent manufacturers in the Dominican Republic and Mexico and, at any point in time, a majority of the Company's work-in-process inventory is located in those countries.

INTERIM RESULTS

     The accompanying balance sheet at June 28, 1997, the statements of income and cash flows for the thirty-nine weeks ended June 29, 1996 and June 28, 1997, and the statement of shareholders' equity for the thirty-nine weeks ended June 28, 1997 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the annual financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of results of the interim periods. The data disclosed in these notes to the consolidated financial statements for those periods are also unaudited. Operating results for the thirty-nine weeks ended June 28, 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year.

ACCOUNTING PERIOD

     The Company operates on a 52/53 week annual accounting period ending on the Saturday nearest September 30th. Each of the years ended October 1, 1994, September 30, 1995 and September 28, 1996 contains 52 weeks.

NET INCOME PER SHARE

     Net income per common share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 83, common equivalent shares issued by the Company at prices below the public offering price during the period beginning one year prior to the filing date of the initial public offering have been included in the calculation as if they were outstanding for all periods prior to the offering.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share (Statement 128). The overall objective of Statement 128 is to simplify the calculation of earnings per share (EPS) and achieve comparability with the recently issued International Accounting Standard No. 33, Earnings Per Share. Statement 128 is effective for both interim and annual financial statements for periods ending after December 15, 1997. Earlier application is not permitted. Adoption of the new standard will have no impact on the Company's EPS for the periods presented herein.

                     TROPICAL SPORTSWEAR INT'L CORPORATION

REVENUE RECOGNITION

     The Company records sales upon the shipment of finished product to the customer.

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

     The Company records provisions for markdowns and losses on excess and slow-moving inventory to the extent the cost of inventory exceeds estimated net realizable value.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. The Company primarily uses straight-line depreciation methods over periods that approximate the assets' estimated useful lives.

EXCESS OF COST OVER FAIR VALUE OF NET ASSETS OF ACQUIRED SUBSIDIARY

     The excess of cost over fair value of net assets of the acquired subsidiary is amortized on the straight-line basis over a period of 40 years.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from the estimates.

FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash, accounts receivable, accounts payable, long-term debt and obligations under capital leases. The carrying amount of these financial instruments approximate their fair value.

STATEMENT OF CASH FLOWS

     Supplemental cash flow information:

                                                                                   THIRTY-NINE
                                                        YEAR ENDED                 WEEKS ENDED
                                               -----------------------------   -------------------
                                               SEPTEMBER 30,   SEPTEMBER 28,   JUNE 29,   JUNE 28,
                                                   1995            1996          1996       1997
                                               -------------   -------------   --------   --------
Cash paid for:
  Interest...................................     $3,160          $2,439        $1,806     $2,263
  Income taxes...............................      2,373           2,051           770      2,462

     Supplemental disclosure of noncash investing and financing activities:

       Capital lease obligations of $1,141, $349 and $666 were incurred when the Company entered into leases for new equipment in the years ended October 1, 1994, September 30, 1995 and the thirty-nine weeks ended June 28, 1997, respectively.

       During the year ended October 1, 1994, the Company incurred debt to refinance factor advances of $13,004, and to repay acquisition debt of $181 and notes payable to $2,200.

                     TROPICAL SPORTSWEAR INT'L CORPORATION

          In fiscal 1994, the settlement relating to the purchase of the Company (Note 2) resulted in a gain of $1,863 comprised of a reduction in the original purchase price of $1,730 and a $133 reduction in deferred compensation.

IMPAIRMENT OF LONG-LIVED ASSETS

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS 121). This pronouncement requires impairment losses to be recorded on long-lived assets used in operations when impairment indicators are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company adopted the provisions of SFAS 121 during fiscal 1996 with no impact on the financial statements.

2.  SETTLEMENT OF ACQUISITION CONTINGENCIES

     On July 8, 1994, the Company entered into a settlement agreement in resolution of all claims and differences arising out of the purchase of the Company on November 15, 1989. Under the settlement agreement, the Company is no longer obligated to pay deferred compensation of $133 and the original purchase price was reduced by $1,730. The settlement of these contingencies resulted in a net gain of $1,113 after deducting arbitration expenses and related professional fees of $750. The net gain is included in other income for the year ended October 1, 1994.

3.  ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:

                                                      SEPTEMBER 30,   SEPTEMBER 28,   JUNE 28,
                                                          1995            1996          1997
                                                      -------------   -------------   --------
Receivable from factor..............................     $20,429         $19,627      $28,025
Receivable from trade accounts......................         954           1,094        1,344
Reserve for returns and allowances and bad debts....        (482)           (524)      (1,075)
                                                         -------         -------      -------
                                                         $20,901         $20,197      $28,294
                                                         =======         =======      =======

     On October 1, 1995, the Company entered into a factoring agreement whereby substantially all of the Company's trade receivables are assigned on an ongoing basis, without recourse, except for credit losses on the first .15% of amounts factored. The factoring agreement is with a national company which, in management's opinion, is highly creditworthy. The purchase price of each receivable is the net face amount, less a factoring discount of .30%. Prior to October 1, 1995, the Company factored its trade receivables without recourse and under this agreement, the purchase price of each receivable was the net face amount less a factoring discount of .65%.

4.  INVENTORIES

     Inventories consist of the following:

                                                      SEPTEMBER 30,   SEPTEMBER 28,   JUNE 28,
                                                          1995            1996          1997
                                                      -------------   -------------   --------
Raw materials.......................................     $ 2,488         $ 2,399      $ 1,119
Work in process.....................................       6,467           5,946        6,306
Finished goods......................................      13,479          14,937       12,121
                                                         -------         -------      -------
                                                         $22,434         $23,282      $19,546
                                                         =======         =======      =======

                     TROPICAL SPORTSWEAR INT'L CORPORATION

     The Company has made provisions for inventory loss of approximately $1,780, $2,200 and $2,700 at September 30, 1995, September 28, 1996 and June 28, 1997,
respectively, to reflect a write down of excess and slow-moving inventory to net realizable value.

5.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                             SEPTEMBER 30,   SEPTEMBER 28,   JUNE 28,    LIFE
                                                 1995            1996          1997     (YEARS)
                                             -------------   -------------   --------   -------
Land.......................................     $    --         $ 3,976      $ 3,976      --
Land improvements..........................          --               6        1,579      15
Building and improvements..................          --           6,243        9,208     39.5
Machinery and equipment....................       6,970           7,824        9,785       5
Leasehold improvement......................       4,034              64           58    15-39.5
Construction in progress...................          --           2,032           --      --
                                                -------         -------      -------
                                                $11,004         $20,145      $24,606
                                                =======         =======      =======

     During the year ended September 28, 1996 and the thirty-nine weeks ended June 28, 1997, the Company capitalized $71 and $72 of interest expense, respectively.

6.  DEBT

     Long-term debt consists of the following:

                                                      SEPTEMBER 30,   SEPTEMBER 28,   JUNE 28,
                                                          1995            1996          1997
                                                      -------------   -------------   --------
Note payable to former owners.......................     $ 2,208         $ 1,827      $    --
Revolving credit line...............................      22,822          15,147       17,915
Equipment loan facility.............................         737           1,557        2,220


Term note...........................................       2,000           1,000          250
Construction and term loan..........................          --           6,292        9,600
Other notes payable.................................          37               8           --
                                                         -------         -------      -------
                                                          27,804          25,831       29,985
Less current maturities.............................       1,573           2,155          986
                                                         -------         -------      -------
                                                         $26,231         $23,676      $28,999
                                                         =======         =======      =======

     The note payable to former owners (the Acquisition Note) was issued on July 8, 1994 in conjunction with the settlement of the final purchase price to be paid for the Company (Note 2). The Acquisition Note bears no interest and is, therefore, recorded at its net present value using a discount rate of 9%. The outstanding face value amounted to $2,550 and $2,000 as of September 30, 1995 and September 28, 1996, respectively. The Acquisition Note was repaid on January 31, 1997.

     On September 28, 1994, the Company entered into a secured revolving credit and term loan agreement (the Credit Agreement). The Credit Agreement, as amended, consists of a $40,000 revolving credit line ($5,500 of which can be utilized for letters of credit), a $3,000 term note and a $5,000 equipment loan facility. The Credit Agreement expires on September 30, 1998, at which time any outstanding balances become due. Borrowings under the revolving credit line are limited to the lesser of $40,000 or qualifying accounts receivable and eligible inventory. Available borrowings under the revolving credit line were approximately $7,233 and $10,970 at September 28, 1996 and June 28, 1997, respectively. The revolving credit line bears interest at a

                     TROPICAL SPORTSWEAR INT'L CORPORATION
variable rate of prime or LIBOR plus an applicable margin (8.75% and 8.0% at September 28, 1996 and June 28, 1997, respectively).

     The equipment loan facility is payable in monthly installments of $31 and bears interest at a variable rate of prime or LIBOR plus an applicable margin (9.25% and 8.46% at September 28, 1996 and June 28, 1997, respectively). Available borrowings under the equipment loan facility were approximately $3,400 and $2,800 at September 28, 1996 and June 28, 1997, respectively.

     The term note is payable in monthly installments of $83 and bears interest at prime plus an applicable margin (11.0% and 10.25% at September 28, 1996 and June 28, 1997, respectively). No additional borrowings are available under the term note.

     On May 7, 1996, the Company entered into a construction and term loan agreement (the Loan Agreement). The Loan Agreement consists of a $9,600 construction loan, which is secured by a mortgage. The construction loan was utilized to purchase the Company's previously leased operating facility and to finance the construction of a new adjacent cutting facility. Interest is payable monthly at prime plus an applicable margin (8.75% and 9.0% at September 28, 1996 and June 28, 1997, respectively). On July 18, 1997, the construction loan was converted to a term loan which will mature on May 7, 2006. Principal and interest at 8.88% are due monthly based on a 19-year amortization.

     The Company's debt agreements contain certain covenants, the most restrictive of which are as follows: (i) maintenance of consolidated net worth at specified levels, (ii) achievement of specified adjusted net earnings from operations, (iii) maintenance of debt service coverage ratio at specified levels, (iv) limitations on annual capital expenditures, (v) limitations on liens, and (vi) prohibition of the payment of dividends. The Company is in compliance with all such covenants. The Credit Agreement is secured by substantially all of the assets of the Company.

     The scheduled maturities of long-term debt as of September 28, 1996 are as follows:

FISCAL YEAR                                                   AMOUNT
-----------                                                   -------
1997........................................................  $ 2,155
1998........................................................   17,598
1999........................................................      145
2000........................................................      160
2001........................................................      175
Thereafter..................................................    5,598

                     TROPICAL SPORTSWEAR INT'L CORPORATION

7.  LEASES

     The Company leases administrative facilities and certain equipment under noncancelable leases.

     Future minimum lease payments under operating leases and the present value of future minimum capital lease payments are:

                                                            AS OF                 AS OF
                                                     SEPTEMBER 28, 1996       JUNE 28, 1997
                                                     -------------------   -------------------
                                                     OPERATING   CAPITAL   OPERATING   CAPITAL
FISCAL YEAR                                           LEASES     LEASES     LEASES     LEASES
-----------                                          ---------   -------   ---------   -------
1997...............................................   $  439     $  527     $   96     $  135
1998...............................................      171        304        310        617
1999...............................................      129        226        239        375
2000...............................................      129         --        231        132
2001...............................................      129         --        192        132
Thereafter.........................................      333         --        350         63
                                                      ------     ------     ------     ------
          Total minimum lease payments.............   $1,330      1,057     $1,418      1,454
                                                      ======                ======
Less amount representing interest..................                 116                   188
                                                                 ------                ------
Present value of minimum capital lease payments....                 941                 1,266
Less current installments..........................                 455                   525
                                                                 ------                ------
                                                                 $  486                $  741
                                                                 ======                ======

     The following summarizes the Company's assets under capital leases:

                                                      SEPTEMBER 30,   SEPTEMBER 28,   JUNE 28,
                                                          1995            1996          1997
                                                      -------------   -------------   --------
Machinery and equipment.............................     $2,548          $2,253        $2,929
Accumulated amortization............................      1,026           1,242         1,473

     Amortization of assets under capital leases has been included in depreciation.

     Total rental expense for operating leases for the years ended October 1, 1994, September 30, 1995, September 28, 1996, and for the thirty-nine weeks ended June 28, 1997 was approximately $1,118, $982, $859, and $368, respectively.

8.  CLOSURE OF INTERNATIONAL SUBSIDIARY

     In September 1995, a decision was made to close the Company's international subsidiary, Confecciones Siglo, S.A., and, at September 30, 1995, the Company had accrued $500 for costs associated with the closing. These costs included employee severance, relocation of certain equipment and estimated losses on disposals of property and equipment. During fiscal 1996, the assets of the subsidiary were liquidated.

                     TROPICAL SPORTSWEAR INT'L CORPORATION

9.  INCOME TAXES

     The provision for income taxes consists of the following:

                                                  YEAR ENDED                   THIRTY-NINE WEEKS ENDED
                                  ------------------------------------------   ------------------------
                                  OCTOBER 1,   SEPTEMBER 30,   SEPTEMBER 28,   JUNE 29,       JUNE 28,
                                     1994          1995            1996          1996           1997
                                  ----------   -------------   -------------   ---------      ---------
Current:
  Federal.......................    $3,434        $  375          $2,713         $1,829         $3,094
  State.........................       408           123             236            156            269
                                    ------        ------          ------         ------         ------
                                     3,842           498           2,949          1,985          3,363
Deferred expense (benefit):
  Federal.......................      (190)          309            (188)          (141)           143
  State.........................       (39)           18             (16)           (12)            12
                                    ------        ------          ------         ------         ------
                                      (229)          327            (204)          (153)           155
                                    ------        ------          ------         ------         ------
                                    $3,613        $  825          $2,745         $1,832         $3,518
                                    ======        ======          ======         ======         ======

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     A reconciliation of the difference between the effective income tax rate and the statutory federal tax rate follows:

                                                  YEAR ENDED                   THIRTY-NINE WEEKS ENDED
                                  ------------------------------------------   ------------------------
                                  OCTOBER 1,   SEPTEMBER 30,   SEPTEMBER 28,   JUNE 29,       JUNE 28,
                                     1994          1995            1996          1996           1997
                                  ----------   -------------   -------------   ---------      ---------
Income tax expense at federal
  statutory rate (34%)..........    $2,921        $1,015          $2,691         $1,822         $3,293
State income taxes, net of
  federal benefit...............       269            90             144            105            212
Losses of international
  subsidiary....................        26          (312)           (162)          (162)            --
Amortization of goodwill........         6             4              48             44             --
Arbitration settlement and
  expenses......................       379            --              --             --             --
Other items.....................        12            28              24             23             13
                                    ------        ------          ------         ------         ------
                                    $3,613        $  825          $2,745         $1,832         $3,518
                                    ======        ======          ======         ======         ======

     In fiscal 1995 and 1996, as a result of closing the Company's international subsidiary, the Company recorded tax benefits for losses of the international subsidiary which were previously not deductible for income tax purposes.

                     TROPICAL SPORTSWEAR INT'L CORPORATION

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                      SEPTEMBER 30,   SEPTEMBER 28,   JUNE 28,
                                                          1995            1996          1997
                                                      -------------   -------------   --------
Deferred tax assets:
  Inventory related.................................     $1,057          $1,060        $1,148
  Accounts receivable related.......................        157             185           309
  Various accrued expenses..........................        327             599           270
Deferred tax liabilities:
  Depreciation......................................       (252)           (366)         (413)
  Other items.......................................        (43)            (28)          (19)
                                                         ------          ------        ------
Net deferred tax asset..............................     $1,246          $1,450        $1,295
                                                         ======          ======        ======
Classified as follows:
  Current asset.....................................     $1,498          $1,816        $1,708
  Noncurrent liability..............................       (252)           (366)         (413)
                                                         ------          ------        ------
                                                         $1,246          $1,450        $1,295
                                                         ======          ======        ======

10.  SIGNIFICANT CUSTOMERS

     In fiscal 1994, the Company had three significant customers who individually accounted for approximately 25%, 14% and 13% of sales. In fiscal 1995, four customers accounted for approximately 18%, 15%, 15% and 14% of sales. In fiscal 1996, three customers accounted for approximately 26%, 17% and 14% of sales.

11.  COMMITMENTS AND CONTINGENCIES

     As of September 28, 1996 and June 28, 1997, the Company had approximately $4,704 and $2,890, respectively, of outstanding letters of credit with various expiration dates through August 1997.

     On March 21, 1997, Levi Strauss & Co. brought suit against the Company in U.S. District Court for the Northern District of California. The complaint alleges, among other things, that the Company's Flyers(TM) trademark and certain trade dress used in the labeling and packaging of the Company's Flyers(TM) and Bay to Bay(R) products infringe upon certain of plaintiff's proprietary trademark and trade dress rights in violation of the federal Lanham Act and California law. The complaint seeks injunctive relief, as well as treble damages and attorneys' fees. Although the outcome of the litigation cannot be determined at this time, the Company believes it has meritorious defenses to, and intends to vigorously defend against, such allegations. Nevertheless, in an attempt to limit the Company's liability, if any, with respect to such alleged infringement, the Company has unilaterally altered the trademark and trade dress which are the subject of this litigation.

     On July 3, 1997, Out-of-Mexico Apparel, Ltd. brought suit against the Company in California Superior Court for, among other things, breach of contract, breach of an implied covenant of good faith and fair dealing, and violation of the California Unfair Business Practices Act. The complaint alleges that the Company entered into contracts for the manufacture of apparel with certain manufacturers in contravention of a customer non-disclosure and non-circumvention agreement between Out-of-Mexico Apparel, Ltd. and the Company. The complaint seeks compensatory damages and prejudgment interest, punitive damages and the costs of suit. Although the outcome of the litigation cannot be determined at this time, the Company intends to vigorously defend against such allegations.

     The Company is not involved in any other pending or threatened legal proceedings which the Company believes could reasonably be expected to have a material adverse effect on the Company's business, financial position or results of operations.

                     TROPICAL SPORTSWEAR INT'L CORPORATION

12.  EMPLOYEE BENEFIT PLAN

     The Company has established a 401(k) profit sharing plan under which all employees are eligible to participate. Employee contributions are voluntary and subject to Internal Revenue Service limitations. The Company matches, based on annually determined factors, employee contributions provided the employee completes 1,000 hours of service annually and is employed as of December 31 of each plan year. For the years ended October 1, 1994, September 30, 1995 and September 28, 1996, and for the thirty-nine weeks ended June 28, 1997, the Company charged to expense $88, $86, $112, and $86, respectively, related to this plan.

13.  SUBSEQUENT EVENTS

     The Board of Directors contemplates an initial public offering (the Offering) of the Company's common stock. In connection with the Offering, the Board formed a new corporation, Tropical Sportswear Int'l Corporation (the Company). Outstanding common and preferred stock of the predecessor company, Apparel International Group, Inc. (AIG), was exchanged for an equal amount of common and preferred stock of the Company. Immediately preceding the closing of the Offering, the subsidiaries of AIG, Tropical Acquisition Corporation and Tropical Sportswear International Corporation, will be merged into the Company.

     The preferred stock of AIG had a par value of $100 per share. These shares were exchanged for a special class of preferred stock which has a $.01 par value and a $100 per share liquidation preference. These shares are expected to be redeemed upon the closing of the Offering.

     Effective August   , 1997, the Board of Directors approved a change in the
Company's capital stock to authorize 50,000,000 shares of $.01 par value common stock and 10,000,000 shares of $.01 par value preferred stock. At this time, the Board also authorized a 6,000-for-1 stock split for holders of its common stock. The accompanying consolidated financial statements have been restated to reflect this change in capitalization.

     The Board of Directors has adopted two stock option plans, which are to take effect upon the closing of the Offering. The Employee Stock Option Plan (the Employee Plan) and the Non-Employee Director Stock Option Plan (the Director Plan) reserve 700,000 shares of common stock for future issuance under the plans. The per share exercise price of each stock option granted under the plans will be equal to the quoted fair market value of the stock on the date of grant. Under the Employee Plan, the Board has authorized that upon the closing of the Offering, options to purchase 300,000 shares of common stock of the Company at an exercise price equal to the Offering per share price will be granted to key employees. Under the Director Plan, options to purchase 60,000 shares of common stock of the Company at an exercise price equal to the Offering per share price will be granted upon the effectiveness of the registration statement relating to the Offering to non-employee directors.

     In December 1996 and January 1997, the Board of Directors granted to key members of management nonqualified options to purchase 60,000 shares of common stock of the Company at an exercise price of $10.50 per share, its estimated fair value at the date of grant. The options vest and become exercisable over a three-year period.

======================================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

UNTIL            , 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                             ---------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary........................    3
Risk Factors..............................    6
Use of Proceeds...........................   12
Dividend Policy...........................   12
Capitalization............................   13
Dilution..................................   14
Selected Consolidated Financial Data......   15
Management's Discussion and Analysis of
  Financial Condition and Results of
    Operations............................   16
Business..................................   23
Management................................   34
Principal and Selling Shareholders........   40
Certain Transactions......................   40
Description of Capital Stock..............   41
Shares Eligible for Future Sale...........   44
Underwriting..............................   45
Legal Matters.............................   46
Experts...................................   46
Available Information.....................   46
Index to Consolidated Financial
  Statements..............................  F-1

             ======================================================
             ======================================================

                                             Shares

                                     [LOGO]

                                  Common Stock

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                       PRUDENTIAL SECURITIES INCORPORATED

                            OPPENHEIMER & CO., INC.

                                           , 1997

             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF INSURANCE AND DISTRIBUTION.

Securities and Exchange Commission filing fee...............  $ 21,213.00
NASD filing fee.............................................     7,500.00
Nasdaq listing fee..........................................    25,000.00
Transfer agent expenses and fees............................     2,500.00
Printing and engraving......................................   100,000.00
Accountants' fees and expenses..............................   200,000.00
Legal fees and expenses.....................................   440,000.00
Miscellaneous...............................................     3,787.00
                                                              -----------
          Total.............................................  $800,000.00
                                                              ===========

---------------

* All of the above fees, costs and expenses above will be paid by the Company and the Selling Shareholders in proportion to the respective number of shares being offered and sold hereby. Other than the SEC filing fee and NASD filing fee, all fees and expenses are estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Florida Business Corporation Act (the "Florida Act") permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

     The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the Florida Act. In addition, the Company may enter into Indemnification Agreements with its directors and executive officers in which the Company agrees to indemnify such persons to the fullest extent now or hereafter permitted by the Florida Act.

     The indemnification provided by the Florida Business Corporation Act and the Company's Bylaws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances in which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

     The Company may obtain a liability insurance policy for its directors and officers as permitted by the Florida Act which may extend to, among other things, liability arising under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On August   , 1997, the Company issued 100 shares of Common Stock, $1.00 par value, to Apparel International Group, Inc., a Delaware corporation ("AIG"), in a transaction exempt under Section 4(2) of the Securities Act of 1933, as
amended. On August   , 1997, AIG was merged with and into the Company as part of a tax-free restructuring. Pursuant to such merger, holders of issued and outstanding shares of common stock and preferred stock of AIG received an equal number of shares of common stock and preferred stock, respectively, of the Company. Prior to the completion of the Offering, the Company will merge two wholly-owned subsidiaries, Tropical Acquisition Corporation, a Delaware corporation, and Tropical Sportswear International Corporation, a Florida corporation, with and into the Company.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.

EXHIBIT
NUMBER                           EXHIBIT DESCRIPTION
-------                          -------------------
   1.1  --   Form of Underwriting Agreement.*
   2.1  --   Agreement and Plan of Merger by Tropical Sportswear Int'l
             Corporation, as the Surviving Corporation, and Apparel
             International Group, Inc., as the Merging Corporation.
   2.2  --   Agreement and Plan of Merger by Tropical Sportswear Int'l
             Corporation, as the Surviving Corporation, and Tropical
             Acquisition Corporation and Tropical Sportswear
             International Corporation, as the Merging Corporations.
   3.1  --   Amended and Restated Articles of Incorporation of Tropical
             Sportswear Int'l Corporation.
   3.2  --   Amended and Restated Bylaws of Tropical Sportswear Int'l
             Corporation.
   4.1  --   Specimen certificate for the Common Stock of Tropical
             Sportswear Int'l Corporation.*
   4.2  --   Shareholders' Agreement by and among Tropical Sportswear
             Int'l Corporation, William W. Compton, the Compton Family
             Limited Partnership, Michael Kagan, the Kagan Family Limited
             Partnership, Shakale Internacional, S.A. and Accel, S.A. de
             C.V.*
   5.1  --   Opinion of Foley & Lardner.*
  10.1  --   Loan and Security Agreement, dated September 28, 1994,
             between Tropical Sportswear Int'l Corporation and Fleet
             Capital Corporation (Formerly Barclays Business Credit,
             Inc.).
  10.2  --   Construction and Term Loan Agreement, dated as of May 7,
             1996, by and between Tropical Sportswear Int'l Corporation and SouthTrust Bank of Alabama, National Association, as
             amended.
  10.3  --   Retail -- Domestic Collection Factoring Agreement, dated
             October 1, 1995, by and between Heller Financial, Inc. and
             Tropical Sportswear Int'l Corporation.
  10.4  --   Employment Agreement between William W. Compton and Tropical
             Sportswear Int'l Corporation.
  10.5  --   Employment Agreement between Michael Kagan and Tropical
             Sportswear Int'l Corporation.
  10.6  --   Employment Agreement between Richard J. Domino and Tropical
             Sportswear Int'l Corporation.
  10.7  --   Tropical Sportswear Int'l Corporation Employee Stock Option
             Plan.
  10.8  --   Tropical Sportswear Int'l Corporation Non-Employee Director
             Stock Option Plan.
  10.9  --   1996 Apparel International Group, Inc. Stock Option Plan.
  11.1  --   Statement re: computation of per share earnings.
  21.1  --   List of subsidiaries of Tropical Sportswear Int'l
             Corporation.
  23.1  --   Consent of Foley & Lardner (included in Exhibit (5.1)).
  23.2  --   Consent of Ernst & Young LLP.
  24.1  --   Power of Attorney relating to subsequent amendments
             (included on the signature page of this Registration
             Statement).
  27.1  --   Financial Data Schedule for the year ended September 28,
             1996 (filed for SEC purposes only).
  27.2  --   Financial Data Schedule for the thirty-nine weeks ended June
             28, 1997 (filed for SEC purposes only).

---------------

* To be filed by amendment.

     (b) Financial Statement Schedules.

          Report of Independent Auditors

          Schedule II -- Valuation and Qualifying Accounts.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, and State of Florida, on this 15th day of August, 1997.

                                          TROPICAL SPORTSWEAR INT'L CORPORATION

                                          By:    /s/ WILLIAM W. COMPTON
                                            ------------------------------------
                                                     William W. Compton
                                                 Chairman of the Board and
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints William W. Compton and Michael Kagan, and each of them individually, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (as well as any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of
1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                     SIGNATURE                                     TITLE                     DATE
                     ---------                                     -----                     ----
              /s/ WILLIAM W. COMPTON                 Chairman of the Board, Chief       August 15, 1997
---------------------------------------------------    Executive Officer and Director
                William W. Compton                     (Principal Executive Officer)

                 /s/ MICHAEL KAGAN                   Executive Vice President, Chief    August 15, 1997
---------------------------------------------------    Financial Officer, Treasurer,
                   Michael Kagan                       Secretary and Director

            /s/ ELOY S. VALLINA-LAGUERA              Director                           August 15, 1997
---------------------------------------------------
              Eloy S. Vallina-Laguera

             /s/ JESUS ALVAREZ-MORODO                Director                           August 15, 1997
---------------------------------------------------
               Jesus Alvarez-Morodo

               /s/ LESLIE J. GILLOCK                 Director                           August 15, 1997
---------------------------------------------------
                 Leslie J. Gillock

             /s/ DONALD H. LIVINGSTONE               Director                           August 15, 1997
---------------------------------------------------
               Donald H. Livingstone

               /s/ LEON H. REINHART                  Director                           August 15, 1997
---------------------------------------------------
                 Leon H. Reinhart

              /s/ DAVID GARZA-SANTOS                 Director                           August 15, 1997
---------------------------------------------------
                David Garza-Santos




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                  ON SCHEDULE

     We have audited the consolidated financial statements of Tropical Sportswear Int'l Corporation as of September 28, 1996 and September 30, 1995 and for each of the three years in the period ended September 28, 1996, and have issued our report thereon dated November 27, 1996, except as to the third
paragraph of Note 13 as to which the date is August   , 1997 (included elsewhere
in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          Ernst & Young LLP

Tampa, Florida
August   , 1997

--------------------------------------------------------------------------------

     The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 13 to the financial statements.

                                          /s/ Ernst & Young LLP

Tampa, Florida
August 12, 1997

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

     Reserve for returns and allowances and bad debts:

                                                                  ADDITIONS
                                                           -----------------------
                                              BALANCE AT   CHARGED TO   CHARGED TO                BALANCE AT
                                              BEGINNING    COSTS AND      OTHER                      END
                                              OF PERIOD     EXPENSES     ACCOUNTS    DEDUCTIONS   OF PERIOD
                                              ----------   ----------   ----------   ----------   ----------
Year ended:
  October 1, 1994...........................     $350        $  711          --        $  145        $916
                                                 ====        ======        ====        ======        ====
  September 30, 1995........................     $916        $3,061          --        $3,495        $482
                                                 ====        ======        ====        ======        ====
  September 28, 1996........................     $482        $3,022          --        $2,980        $524
                                                 ====        ======        ====        ======        ====

     Reserve for Excess and Slow-Moving Inventory:

                                                                  ADDITIONS
                                                           -----------------------
                                              BALANCE AT   CHARGED TO   CHARGED TO                BALANCE AT
                                              BEGINNING    COSTS AND      OTHER                      END
                                              OF PERIOD     EXPENSES     ACCOUNTS    DEDUCTIONS   OF PERIOD
                                              ----------   ----------   ----------   ----------   ----------
Year ended:
  October 1, 1994...........................    $  600       $1,341          --        $   --       $1,941
                                                ======       ======        ====        ======       ======
  September 30, 1995........................    $1,941       $  468          --        $  629       $1,780
                                                ======       ======        ====        ======       ======
  September 28, 1996........................    $1,780       $  798          --        $  378       $2,200
                                                ======       ======        ====        ======       ======

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           EXHIBIT DESCRIPTION
-------                          -------------------
   1.1  --   Form of Underwriting Agreement.*
   2.1  --   Agreement and Plan of Merger by Tropical Sportswear Int'l
             Corporation, as the Surviving Corporation, and Apparel
             International Group, Inc., as the Merging Corporation.
   2.2  --   Agreement and Plan of Merger by Tropical Sportswear Int'l
             Corporation, as the Surviving Corporation, and Tropical
             Acquisition Corporation and Tropical Sportswear
             International Corporation, as the Merging Corporations.
   3.1  --   Amended and Restated Articles of Incorporation of Tropical
             Sportswear Int'l Corporation.
   3.2  --   Amended and Restated Bylaws of Tropical Sportswear Int'l
             Corporation.
   4.1  --   Specimen certificate for the Common Stock of Tropical
             Sportswear Int'l Corporation.*
   4.2  --   Shareholders' Agreement by and among Tropical Sportswear
             Int'l Corporation, William W. Compton, the Compton Family
             Limited Partnership, Michael Kagan, the Kagan Family Limited
             Partnership, Shakale Internacional, S.A. and Accel, S.A. de
             C.V.*
   5.1  --   Opinion of Foley & Lardner.*
  10.1  --   Loan and Security Agreement, dated September 28, 1994, by
             and between Tropical Sportswear Int'l Corporation and Fleet
             Capital Corporation (formerly Barclays Business Credit,
             Inc.).
  10.2  --   Construction and Term Loan Agreement, dated as of May 7,
             1996, by and between Tropical Sportswear Int'l Corporation and SouthTrust Bank of Alabama, National Association, as
             amended.
  10.3  --   Retail-Domestic Collection Factoring Agreement, dated
             October 1, 1995, by and between Heller Financial, Inc. and
             Tropical Sportswear Int'l Corporation.
  10.4  --   Employment Agreement between William W. Compton and Tropical
             Sportswear Int'l Corporation.
  10.5  --   Employment Agreement between Michael Kagan and Tropical
             Sportswear Int'l Corporation.
  10.6  --   Employment Agreement between Richard J. Domino and Tropical
             Sportswear Int'l Corporation.
  10.7  --   Tropical Sportswear Int'l Corporation Employee Stock Option
             Plan.
  10.8  --   Tropical Sportswear Int'l Corporation Non-Employee Director
             Stock Option Plan.
  10.9  --   1996 Apparel International Group, Inc. Stock Option Plan.
  11.1  --   Statement re: computation of per share earnings.
  21.1  --   List of subsidiaries of Tropical Sportswear Int'l
             Corporation.
  23.1  --   Consent of Foley & Lardner (included in Exhibit (5.1)).
  23.2  --   Consent of Ernst & Young LLP.
  24.1  --   Power of Attorney relating to subsequent amendments
             (included on the signature page of this Registration
             Statement).
  27.1  --   Financial Data Schedule for the year ended September 28,
             1996 (filed for SEC purposes only).
  27.2  --   Financial Data Schedule for the thirty-nine weeks ended June
             28, 1997 (filed for SEC purposes only).

---------------

* To be filed by amendment.

                                       S-1